INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

Snowball Industries Inc.

SNOWBALL.

Offering of a
Minimum of 66,667 Shares of Common Stock ($20,000)
up to a
Maximum of 16,666,667 Shares of Common Stock ($5,000,000)

Address for Notices and Inquiries:

Snowball Industries Inc.

Amir Haboosheh
Chief Executive Officer
4100 W. Flamingo Rd. #1455
Las Vegas, NV 89103
310.920.4252
www.snowballinc.com

With a Copy of Notices to:

Bevilacqua PLLC

Louis A. Bevilacqua, Esq.
1050 Connecticut Ave., NW
Suite 500
Washington, DC 20036
202.869.0888
lou@bevilacquapllc.com

OFFERING STATEMENT

SNOWBALL INDUSTRIES INC.

Offering of a
Minimum of 66,667 Shares of Common Stock ($20,000)
up to a
Maximum of 16,666,667 Shares of Common Stock ($5,000,000)

	Offering Price	Crowdfunding Platform Commissions [1]	Proceeds to Company [2] [3]
Per Share of Common Stock	$0.30	$0.021	$0.279
Minimum Shares of Common Stock Sold	$20,000.00	$1,400.00	$18,600
Maximum Shares of Common Stock Sold	$5,000,000.00	$350,000	$4,650,000

We are offering shares of our common stock at a price per share of $0.30. We are offering a minimum of 66,667 shares for $20,000 and up to a maximum of 16,666,667 shares for $5,000,000. The minimum investment that you may make is $500. We are offering the shares of our common stock to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the offering.

[1] In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $36,400 not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our common stock equal to 7% of the shares sold in the offering.

[2] No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Enterprise Bank, who we refer to as the escrow agent, in compliance with applicable securities laws, until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $20,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before December 31, 2023. If we do not raise the minimum amount offered by December 31, 2023, then we will return all funds received in the escrow account to investors without interest.

The date of this offering statement is February 8, 2023

TABLE OF CONTENTS

**PAGE
NUMBER**

LIST OF EXHIBITS

Exhibit A   Audited Financial Statements

Exhibit B   Subscription Agreement

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof. EquiFund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

Snowball Industries Inc., which we refer to as Snowball, the Company, we, or us. We are a holding company that acquires, modernizes, and grows HVAC and plumbing companies across the United States. We are offering shares of our common stock at a price per share of $0.3 with a minimum investment of $500 required. We are offering a minimum of $20,000 of our common stock and a maximum of $5,000,000 of our common stock.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our Company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

TERM SHEET

Company	Snowball Industries Inc., a Delaware corporation, is a holding company that acquires, modernizes, and grows HVAC and plumbing companies across the United States. Our team is focused on acquiring these companies for fair valuations and working with their existing teams to grow them by improving staff training, adding new software-based operating systems, adding energy-efficient and smart product offerings, and increasing business visibility to customers using targeted digital advertising. We are active in both commercial and residential HVAC and Plumbing, but our primary focus is on scaling the residential service arms of the businesses we buy.
Use of Proceeds	We are seeking financing through the sale of the shares of our common stock (as described below under Securities Offered) in order to provide funding for acquisitions, working capital and general corporate purposes. See "Question 10" below for further information.
Securities Offered	Shares of common stock of our company for $0.30 per share in a minimum amount per investor of $500.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 66,667 shares of common stock or $20,000. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 16,666,667 shares of our common stock or $5,000,000.
Low Target Amount; No other funds may be Raised	The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $20,000 of securities. Once we raise the $20,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of 161,446,307 shares of common stock, par value $0.0001 per share, and 48,433,809 shares of series A preferred stock, par value $0.0001 per share. As of the date of this offering statement, a total of 109,104,916 shares of our common stock are issued and outstanding and 43,803,678 shares of our series A preferred stock are issued and outstanding.

Dividends	Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future and may never declare dividends.
Voting and Control	Holders of common stock are entitled to one vote per share of common stock. Notwithstanding, each investor of our common stock being offered will appoint the Company's board of directors as the sole and exclusive attorney and proxy of such investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the shares of common stock of the Company, in accordance with the terms of the subscription agreement for this offering.
Anti-Dilution Rights	The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.
Board of Directors; Management Team	The business and affairs of our Company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are Deven Soni, Manpreet Singh and Francis Xavier Helgesen. The senior executives of the Company oversee the day-to-day operations of our Company subject to the board's oversight. Amir Haboosheh serves as our Chief Executive Officer, Matt Ballard serves as our Chief Operating Officer, and Heather Brooks serves as our Vice President of Finance.

Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.
	
	The following limitations apply to investment amounts by individual investors who are not accredited investors:
	
	• Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
	
	• If either their annual income or net worth is less than $107,000, then the greater of:
	
	    ◦ $2,200 or
	
	    ◦ 5 percent of the greater of their annual income or net worth.
	
	• If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the greater of their annual income or net worth.
	
	The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in this offering, shall not exceed $2,000,000.

Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one-year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.

THE COMPANY

1.	**Name of Issuer.**

The name of the issuer is Snowball Industries Inc. The issuer is a Delaware corporation.

ELIGIBILITY

2.	**[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.	**Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [ ] Yes [X] No**

Explain: Not applicable

DIRECTORS OF THE COMPANY

4.	**Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Deven Soni, Executive Chairman & Co-Founder   **Dates of Board Service: September 2020 - Present**

Mr. Soni is an experienced acquiror and operator of small businesses. He is the co-founder of Kingmakers/Acquira, a private equity group focused on acquiring small brick & mortar businesses and training operators to scale them, and the co-founder of Wired Investors, a buyout fund that acquired and grew software businesses. He is also the COO of Tokens.com and CEO of Matador Gold Technologies. He previously held roles as a private equity investor at Goldman Sachs and Highland Capital Partners. Mr. Soni started his career as an M&A Analyst at Lazard.

Mr. Soni's Business Experience for the Last Three Years
    Employer: Snowball Industries Inc.
    Employer's Principal Business: Holding company that acquires, modernizes, and grows HVAC and plumbing companies across the United States

Title: Co-Founder, Executive Chairman
Dates of Service: September 2020 – Present
Responsibilities: Mr. Soni managed deal sourcing, deal flow evaluation, capital markets activities, general corporate services

Employer: Kingmakers/Acquira
Employer's Principal Business: Private equity group focused on acquiring and scaling small brick & mortar businesses
Title: Co-Founder
Dates of Service: March 2019– December 2021
Responsibilities: Mr. Soni managed deal sourcing, deal flow evaluation, capital markets activities, general corporate services

Employer: Wired Investors
Employer's Principal Business: Buyout fund focusing on software businesses
Title: Co-Founder
Dates of Service: January 2016 – December 2021
Responsibilities: Mr. Soni managed deal sourcing, deal flow evaluation, capital markets activities, general corporate services

Employer: Tokens.com
Employer's Principal Business: Publicly traded company that invests in web3 assets and builds businesses linked to crypto staking, the metaverse and play-to-earn gaming
Title: Chief Operating Officer
Dates of Service: November 2020 – Present
Responsibilities: Serving as chief operating officer

Employer: Matador Gold Technologies
Employer's Principal Business: DTC company that sells premium gold, such as ESG gold, directly to retail using a proprietary mobile platform
Title: Chief Executive Officer
Dates of Service: December 2021 – Present
Responsibilities: Serving as chief executive officer

Education: University of California, Berkeley: Bachelor of Science in Business Administration.

Manpreet Singh, Board Member   **Dates of Board Service: January 2021 – Present**

Mr. Singh is the Founder and CIO of Singh Capital Partners (SCP) and serves on the board of several private and publicly traded companies. His public board seats include Investcorp India SPAC, EVT Group, and Founder SPAC. In 2006, Mr. Singh became one of the youngest CFA charter holders in the world and was profiled by CFA Magazine as its "Most Ambitious" member. He has also been quoted and published numerous times by Bloomberg, Washington Post, Forbes, and other media. SCP and its principals have invested in companies including Alibaba, Uber, PayTM, Spotify, US Inspect, EVT Group, Acquco, and Founderpath.

Mr. Singh's Business Experience for the Last Three Years
Employer: Singh Capital Partners
Employer's Principal Business: Investment office focused on supporting growth-oriented businesses
Title: Chief Investment Officer, Founder
Dates of Service: September 2018 – Present

<u>Responsibilities</u>: Serving as chief investment officer

<u>Employer</u>: Founder SPAC
<u>Employer's Principal Business</u>: To raise capital in an initial public offering to be put towards the acquisition costs associated with Founder SPAC's acquisition of Rubicon Technologies, Inc.
<u>Title</u>: Chief Financial Officer, Board Member
<u>Dates of Service</u>: July 2021 – Present
<u>Responsibilities</u>: Serving as chief financial officer and board member

<u>Employer</u>: EVT Group
<u>Employer's Principal Business</u>: Motor vehicle manufacturing
<u>Title</u>: Board Member
<u>Dates of Service</u>: January 2022 – Present
<u>Responsibilities</u>: Board member

<u>Employer</u>: Investcorp India SPAC
<u>Employer's Principal Business</u>: To raise capital in an initial public offering to be put towards the acquisition costs associated with Investcorp India SPAC's eventual acquisition and de-SPAC transaction
<u>Title</u>: Board Member
<u>Dates of Service</u>: May 2022 – Present
<u>Responsibilities</u>: Board member, chair of audit committee

<u>Employer</u>: Founderpath
<u>Employer's Principal Business</u>: Providing SaaS founders with capital
<u>Title</u>: Board Member
<u>Dates of Service</u>: August 2022 – Present
<u>Responsibilities</u>: Board member

<u>Education</u>: University of Maryland: Bachelor of Science in Finance; The Wharton School at University of Pennsylvania: Master of Business Administration

Francis Xavier Helgesen, Board Member & Co-Founder   **Dates of Board Service: September 2020 – Present**

Mr. Helgesen is the Co-Founder and Co-CEO of Enduring Ventures, a long-term investment holding company. He previously founded ZOLA Electric, a leading distributed solar energy company focused in Africa. ZOLA raised over $100 Million to make solar energy & storage affordable to the mass market via prepaid, plug and play technology. He is also former Co-Founder and Chairman of Better World Books, a leading social enterprise that has raised over $20 Million for global literacy and donated tens of millions of books.

Mr. Helgesen's Business Experience for the Last Three Years
<u>Employer</u>: Enduring Ventures
<u>Employer's Principal Business</u>: Long-term investment holding company
<u>Title</u>: Co-Chief Executive Officer, Co-Founder
<u>Dates of Service</u>: January 2019 – Present
<u>Responsibilities</u>: Serving as chief executive officer

<u>Employer</u>: ZOLA Electric
<u>Employer's Principal Business</u>: Renewable energy semiconductor manufacturing

Title: Chief Executive Officer, Founder
Dates of Service: November 2011 – December 2018
Responsibilities: Serving as chief executive officer

Employer: Better World Books
Employer's Principal Business: Independent online bookstore
Title: Chairman of the Board, Co-Founder
Dates of Service: September 2002 – November 2018
Responsibilities: Serving as chairman of the board

Education: University of Notre Dame: Bachelor of Arts in Management Information Systems; Oxford University – Said Business School: Master of Business Administration

OFFICERS OF THE COMPANY

5. **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Amir Haboosheh, Chief Executive Officer & Co-Founder   Dates of Service: September 2020 – Present

Mr. Haboosheh is Snowball's Chief Executive Officer. Previously he was director of M&A at Kingmakers/Acquira in charge of helping identify, acquire, finance and scale businesses in the facilities service sector (with a focus on plumbing, roofing and HVAC). He also spent time as the growth lead at Kingmakers/Acquira where he coordinated post-acquisition strategy for growth, staff, and systems. Prior to joining Kingmakers, Mr. Haboosheh spent several years as an investor and advisor to many startups and early-stage companies. Through his work as a managing partner at Shircoo, a private equity firm, Mr. Haboosheh has provided advisory and consulting services to companies seeking to become listed in the public markets.

Mr. Haboosheh's Business Experience for the Last Three Years
Employer: Snowball Industries Inc.
Employer's Principal Business: Holding company that acquires, modernizes, and grows HVAC and plumbing companies
Title: Chief Executive Officer, Co-Founder, Chief Revenue Officer
Dates of Service: September 2020 – Present
Responsibilities: Serving as chief executive officer and chief revenue officer

Employer: Kingmakers/Acquira
Employer's Principal Business: Private equity group focused on acquiring and scaling small brick & mortar businesses
Title: Director of Mergers & Acquisitions,
Dates of Service: October 2019 – September 2020
Responsibilities: Helping to identify, acquire, finance and scale businesses in the facilities service sector

Employer: Shircoo, Inc.
Employer's Principal Business: Private equity firm
Title: Managing Partner
Dates of Service: January 2018 - Present

Responsibilities: Advisory and consulting services to companies seeking to become listed in the public markets

Matt Ballard, Chief Operating Officer   **Dates of Service: December 2021 – Present**

Mr. Ballard is an experienced HVAC business operator, consultant, and sales trainer. With 20 years' experience in service, wholesale distribution, and consulting, Mr. Ballard is skilled in negotiation, coaching, sales, team building, and leadership development. He spent 13 years in operations and management at Sahara Air Conditioning & Heating before moving to Geary Pacific where he helped spearhead the indoor air quality division. Subsequently, he built Invicto Consulting, a consulting business, helping top nationwide HVAC companies with their sales optimization and training.

Mr. Ballard's Business Experience for the Last Three Years
Employer: Snowball Industries Inc.
Employer's Principal Business: Holding company that acquires, modernizes, and grows HVAC and plumbing companies
Title: Chief Operating Officer
Dates of Service: December 2021 – Present
Responsibilities: Serving as chief operating officer

Employer: Invicto Consulting Company
Employer's Principal Business: HVAC/IAQ consulting
Title: HVAC Consultant/IAQ Specialist
Dates of Service: March 2021 – Present
Responsibilities: Advising HVAC companies with their sales optimization and training

Employer: Geary Pacific Supply
Employer's Principal Business: Full-service wholesale distributor of residential and light commercial heating and air-conditioning equipment, parts and service
Title: Indoor Air Quality Product Manager, Trainer
Dates of Service: February 2017 – March 2021
Responsibilities: Spearheaded the indoor air quality division

Employer: Sahara Air Conditioning & Heating, Inc.
Employer's Principal Business: HVAC services
Title: Operations Manager
Dates of Service: December 2004 – February 2017
Responsibilities: Oversee the operational activities of the company

Heather Brooks, Vice President of Finance   **Dates of Service: August 2022 – Present**

Ms. Brooks has a strong background in finance and management operations. She is the founder of Phoenix Growth Management and was formerly CFO of the Pine Lake Companies, a top provider of landscaping, irrigation, and horticulture services. She led Pine Lake through strategic bolt-on acquisitions and through the company's own acquisition in 2017. Ms. Brooks also has experience as CFO of Premier Oil Field Services as well as global finance manager with Mylan where she oversaw the company's global expansion.

Ms. Brooks's Business Experience for the Last Three Years
Employer: Snowball Industries Inc.
Employer's Principal Business: Holding company that acquires, modernizes, and grows HVAC and plumbing companies

Title: Vice President of Finance
Dates of Service: August 2022 – Present
Responsibilities: Serving as chief financial officer

Employer: Phoenix Growth Management
Employer's Principal Business: Business Consulting and Services
Title: Founder
Dates of Service: February 2021 – Present
Responsibilities: Sales, Business Development, Hiring, Accounting

Employer: Pine Lake Companies
Employer's Principal Business: Nursery, landscaping and horticulture services
Title: Chief Financial Officer
Dates of Service: August 2017 – February 2021
Responsibilities: Serving as chief financial officer

Employer: Premiere Oil Field Services
Employer's Principal Business: Oil and Gas
Title: Chief Financial Officer
Dates of Service: September 2014 – August 2017
Responsibilities: Serving as chief financial officer

Employer: Mylan
Employer's Principal Business: Pharmaceutical Manufacturing
Title: Global Finance Manager
Dates of Service: March 2008 – September 2014
Responsibilities: Lead the Legal Department's Finance function during the initial global expansion

Education: Duquesne University: Bachelor of Science in Accounting and Business/Management; Duquesne University Palumbo Donahue School of Business: Master of Business Administration; Thomas R. Kline School of Law of Duquesne University: Doctor of Law (JD)

PRINCIPAL SECURITY HOLDERS

6.   **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder	No. and Class of Securities Now Held	Percentage of Voting Power Prior to Offering
Enduring Ventures, Inc.	36,458,500 shares of common stock 1,210,845 shares of series A preferred stock	25.320%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

Snowball Industries Inc. was formed in September 2020 as a joint venture between Kingmakers Inc. and Enduring Ventures Inc., two investment firms with a deep emphasis on buying high quality long-term businesses and holding them for long periods of time. We are a holding company that acquires, modernizes, and grows HVAC and plumbing companies across the United States. We focus on acquiring established businesses with revenues of less than $50m because we feel there is significant opportunity to consolidate and improve the operations of these companies.

We are long-term buyers in this sector and feel there is long-term potential to build a meaningful business through a combination of operational excellence, technical innovation, and accretive acquisitions. Management feels that large macro trends in the industry including the shift to smart appliances and increasing focus on energy efficiency are tailwinds that will allow for sustained growth in the HVAC & Plumbing sectors.

There are hundreds of thousands of businesses in the HVAC/Plumbing sector across the US, and many are owned by an aging population that is more focused on retirement than modernization. Our team is focused on acquiring these companies for fair valuations and working with their existing teams to grow them by improving staff training, adding new software-based operating systems, adding energy-efficient and smart product offerings, and increasing business visibility to customers using targeted digital advertising.

We are active in both commercial and residential HVAC/Plumbing, but our primary focus is on scaling the residential service arms of the businesses we buy. This is because we feel that the residential sector has higher gross margins, a faster path to operational improvement, and a better path to rapid scale.

Snowball has acquired 4 companies since inception: Clover Contracting LLC, Anderson Heating and Air Conditioning Inc., Diamondback Holdings LLC, and 13455033 Canada Inc. dba Digitally Savvy and Build Media Group.

<u>Acquisitions</u>

In December 2020, our 75% owned subsidiary EV Clover Holdings LLC acquired Clover Contracting LLC. Clover is a provider of commercial and residential plumbing and hvac installation and services. Clover is based in Fairfax, VA.

In December 2020, our wholly owned subsidiary EV Anderson Holdings LLC acquired Anderson Heating and Air Conditioning Inc. Anderson is a provider of commercial and residential plumbing and hvac installation and services. Anderson is based in Springdale, AR.

In August 2021, we acquired Diamondback Holdings LLC. Diamondback is a provider of commercial and residential plumbing services. Diamondback is based in Phoenix, AZ.

In December 2021, we acquired 13455033 Canada Inc. dba Digitally Savvy and Build Media Group. Digitally Savvy and Build Media Group are digital marketing agencies targeting the industries in the trades. These companies are based in Toronto, ON.

Snowball Industries Inc. Organizational Chart


Snowball Industries Inc.
75%
100%
100%
100%
Clover Contracting LLC + Clover Service Inc (through EV Clover Holdings LLC)
Diamondback Holdings LLC
Anderson Heating and Air Conditioning Inc. (through EV Anderson Holdings LLC)
13455033 Canada Inc. (Digitally Savvy / Build Media)

Capitalization

Snowball was originally funded by its two founding shareholders: Kingmakers Inc. and Enduring Ventures Inc. The Company subsequently raised $5.3M in series A preferred stock. These preferred shares include an 8% cumulative dividend. The dividend was paid in kind in 2021 and the Company maintains the right to pay in kind in subsequent years at a rate of 10% per year.

Industry Summary

Snowball is primarily focused on the HVAC & Plumbing Services markets in the United States. We believe the non-discretionary nature of these sectors provide us with a stable path to continued revenue and profitability growth. Additionally, we feel that tailwinds from the migration towards energy efficiency and smart appliances will further fuel growth in these sectors as consumers and businesses move to upgrade from legacy systems to those that offer lower energy consumption and more smart-integrated functionality.

Mordor Intelligence forecasts the US HVAC Services market to grow from $11.45bn in 2020 to $16.56bn in 2026. Mordor estimates that 90% of US households have air conditioning equipment and the growing usage of air conditioners in homes and offices in the US will drive continued growth. (https://www.mordorintelligence.com/industry-reports/united-states-hvac-services-market)

Ibis World forecasts the US Plumbing market growing from $107.3bn in 2020 to $124.0bn in 2025. (https://www.ibisworld.com/united-states/market-research-reports/plumbers-industry/)

Renub also forecasts that the Smart Home market is expected to grow from $32bn today to $79bn in 2027. (https://www.renub.com/united-states-smart-home-market-p.php)

Our Products and Services

We provide a wide range of commercial and residential HVAC & Plumbing products and services across several regions in the United States. We additionally offer digital marketing services through our wholly owned marketing agency subsidiary.

- ***Residential/Commercial New Construction:*** We work with homebuilders, general contractors, and commercial property owners to install HVAC and Plumbing Systems in new construction projects. Many of these projects include tract homes with large homebuilders, but we also work with high-end custom home manufacturers and commercial builders.

- ***Residential/Commercial HVAC Service:*** We provide HVAC services include unit replacements, unit maintenance, smart thermostat installation, indoor air quality products for both homes and commercial clients.

- ***Residential/Commercial Plumbing Service:*** We provide commercial and residential plumbing services including bathroom plumbing, kitchen plumbing, sewer line repair, gas line repair, hydrojetting, and other related services.

- ***Digital Marketing Services:*** Through our Digitally Savvy and Build Media Subsidiaries, we also provide marketing services including search engine marketing, search engine optimization, social media marketing, and content marketing.

Our Market Opportunity and Customers

We currently operate our HVAC and plumbing services in various metropolitan markets in the US. Currently, these markets include:

- Phoenix Arizona Metro Area
- Northwest Arkansas Metro Area
- Washington DC Metro Area

We believe each of these markets are primed for continued commercial and residential market growth. We continue to expand our offerings in these markets through organic growth, digital marketing, and occasional bolt-on acquisitions. We are additionally exploring new platform acquisitions in high-growth US markets. Many of these markets are in the southwest and southeast US.

Sales and Marketing

We have a diverse customer base of both residential and commercial customers, with our top customer representing 9% of consolidated 2021 revenue, and our largest customer often changes from year to year.

In our commercial plumbing/HVAC divisions, customer acquisition is generally sales-driven, with management and a dedicated sales force responsible for developing and maintaining successful long-term relationships with key customers. Commercial customers generally include commercial/residential developers, property managers, general contractors and commercial businesses (restaurants, retail establishments, etc.). In these commercial scenarios, a manager or sales rep will get information about work to be done, an estimator will work with the sales representative to develop a bid for that work, and such bid will be submitted to the potential customer for their evaluation.

For our residential plumbing and HVAC businesses, customer acquisition is typically marketing-driven. In our residential businesses, we focus on online advertising via platforms such as Google and Yelp to attract customers that may be in the market for residential service or equipment replacement. In these situations, a technician will come to a potential customer's home, diagnose their issues, and sell them a solution that meets their needs.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

- *Residential HVAC & Plumbing*. We have a strong focus on high quality work at competitive pricing. This has afforded us excellent reputations and reviews in the markets in which we operate. In addition, we have done an excellent job at customer acquisition. Our in-house marketing agency helps the company acquire residential customers more quickly and efficiently than our competitors. This helps us achieve above market growth rates – while continuing to grow profitably.

- *New Construction HVAC*. Our new construction HVAC division has a reputation as one of the most efficient installers of HVAC in new construction projects. We pride ourselves on completing work more quickly than our competitors – with a continued focus on quality. This has helped us become the go-to installer for some of the largest residential builders in the NW Arkansas market.

- *Commercial Plumbing Service*. Our commercial plumbing division differentiates itself from its competitors by focusing on jobs that most other plumbing firms do not have the skills (or reputation) to compete on. We focus on commercial grade drain cleaning, inspections, gas line work, and maintenance contracts for large clients (and some individual homeowners) that require long-standing relationships built around trust and guarantees of quality.

- *Acquisitions*. Snowball has also had significant success identifying and closing acquisitions. We believe our success in M&A is due to our reputation as being long-term oriented, our strong efforts in identifying and acquiring companies that are seen as less mature by other buyers, and due to our active team of outbound deal sourcing professionals.

Growth Strategies

Our business model at Snowball is focused on growth through a combination of organically growing our operating companies as well as regularly acquiring new businesses.

Organic Growth

Our primary strategies for organic growth include:

- *Improved Sales Efficiency*. We use technology to evaluate sales conversions across the entire sales cycle, from call pickups, to call booking rates, to job completion. We continually aim to improve each of these metrics through in-house training. This training is executed through quarterly on-site workshops administered by internal staff as well as external consultants.

- *Pricing and Cost Optimization*. We also use technology to evaluate the pricing we offer to customers. We update this pricing frequently (often monthly) to ensure we generate appropriate margins for each job we complete and bid on. We also regularly aim to leverage our scale to drive better pricing from our suppliers and ensure we maximize the usage of all rebates and promotions offered by our key suppliers.

- *Digital Marketing*. We have a core competency in digital marketing spearheaded by Digitally Savvy and Build Media, our in-house agency acquired in 2021. We leverage this team to grow our own portfolio with a focus on the heavy usage of analytics, content-marketing, and paid customer acquisition.

- ***Expansion of Service Offerings***. We continue to add new product offerings to our existing customers. This enables us to leverage our strong reputation in our local markets to better serve our customers with new product offerings such as indoor air quality and smart home appliances.

- ***Capital Markets and Earned Media Consulting***. To assist with our growth strategy, we are in the process of hiring a consulting firm. We expect that this consulting firm will help us identify potential investors and capital markets opportunities and earned media opportunities. At this time, we have not entered into any formal agreement for consulting services.

Acquisitions

In addition to our organic growth, we have grown, and expect to continue to grow, our business through acquisitions in an effort to better service our existing customers and to attract new customers. These acquisitions have allowed us to increase our geographic footprint, enter new markets, add new service lines, and expand our leadership team.

The results of the acquisitions we have completed are reflected in our financial statements from the date of acquisition. We also incur transaction costs in connection with identifying and completing acquisitions and ongoing integration costs as we integrate acquired companies and seek to achieve synergies.

Since inception, we have acquired 4 businesses: 3 HVAC/plumbing businesses as well as a digital marketing agency focused on the trades. We typically aim to maintain the original branding of each acquisition, but work heavily to modernize the company's technology, operations, and financial reporting to meet our standards. These updates are typically done within 12 months of acquisition completion.

With respect to future acquisitions, we have a team of outbound analysts that identify, contact, and build rapport with businesses that may be a fit for us to acquire.

We are focused on two types of acquisitions:

- New platforms that can help us build an initial footprint in a region or service area
- Bolt-on acquisitions that help us add a new service to an existing region

We target businesses that have substantial existing cash flow or high-margin revenue and that we can buy at a multiple of either existing or projected cash flow. We are typically not interested in turnaround situations, startup investments or venture capital. We manage each business first and foremost for growth while maintaining free cash flow generation.

Competition

Both the HVAC and Plumbing sectors are highly fragmented, with hundreds of thousands of companies providing these services across the US. The HVAC sector in particular has experienced a high level of consolidation in the last 5 years primarily through private equity-backed roll-ups.

Snowball itself competes with several firms for potential acquisitions. Competitors include Apex Service Partners, Service Champions, Goettl, and Wrench Group. With regards to our operating businesses, there is significant competition in all areas we service, and the specific competitors vary by geography. The majority of our competition are smaller local and regional firms, but we also face competition from larger national and regional firms.

The primary competitive factors that drive our industry include reputation, visibility, availability, breadth of offerings, and price. We believe our ability to compete is enhanced by our visibility across major marketing channels as well as the high-quality reputation of our subsidiary businesses.

Sourcing and Suppliers

The vast majority of the products and supplies we require for operations can be sourced from a variety of suppliers. We generally procure our products through purchase orders rather than under long-term contracts with firm commitments. However, we do work to develop strong relationships with a select group of suppliers that we target based on a number of factors, including brand and market recognition, price, quality, availability, and delivery terms.

Our subsidiaries work with a combination of nationwide and local suppliers. Our major national suppliers include manufacturers of HVAC systems (Goodman, Trane), and Plumbing Equipment (Ferguson Enterprises).

Recent supply shocks (due in part to the covid-19 pandemic) has created supply shortages across our industries. However, due to our national scale and growth, we have been able to maintain strong access to supplies and inventory across our key subsidiaries.

Seasonality

Our services, particularly our HVAC Installation/Service segments are highly seasonal, with more intensive requirements for air conditioning service in the summer months and heater service in the winter. This can drive fluctuations in revenue, costs and cash flows for interim periods.

We have a presence across multiple geographies that have temperate climates (which have heating/cooling needs all year) as well a presence in desert climates (that have increased demand for air conditioning in the summer months but less demand for heating in the winter).

Our commercial, plumbing, and hvac new construction businesses are less seasonal in nature – though there can be periods of intense weather (snow/rain) that make it difficult to complete some types of work – thereby reducing revenue during periods of significant rain/snow.

Intellectual Property

While the Company does not hold trademarks, copyrights, or patents, we do rely on our local branding and trade names in various markets to promote and market our business. These Trade Names include Anderson HVAC in Arkansas, Clover Services in Virginia, and Diamondback Plumbing in Arizona. Additionally, we continue to invest in our branding for these businesses as well for as Build Media Group and Digitally Savvy, our digital marketing arms.

Human Capital

Hiring has traditionally been a challenge across the HVAC/plumbing industry. We aim to ensure our subsidiaries have the staffing they need by providing industry-leading benefits, and growth-opportunities for team members that want a long-term career at Snowball.

As of February 1, 2023, we had a total of 170 full-time team members across our subsidiaries. We do not have any employees covered by collective bargaining agreements. We have not experienced any material interruptions of operations due to disputes with our employees and consider our relations with our employees to be strong.

The table below describes our employees as of February 1, 2023:

Subsidiary	Number of Employees
Snowball Corporate	9
Anderson	78
Clover	26
Diamondback	45
Digitally Savvy & Build Media	12
Total	**170**

Facilities

Snowball's corporate office is wholly remote with each team member working from their residence and traveling to our subsidiary offices regularly for business activities.

Our Digitally Savvy marketing agency also consists of wholly remote team members without an official corporate headquarters.

We lease facilities for each of our HVAC/Plumbing subsidiaries.

We believe that these facilities are in good operating condition and suitable and adequate to support the current needs of our business.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these, or other matters may arise from time to time that may harm our business. We believe that any liability arising from these actions will not have a material adverse effect on our operations or cash flows.

Climate Change and Sustainability

We recognize responsibilities to our climate and are committed to sustainability and to improving the environmental footprint of our business as well as the homes and businesses we serve.

We are aware how much of our country's energy consumption comes from the industries we touch – heating, air conditioning, plumbing – and constantly evaluate solutions to reduce the energy consumption of each project we touch. Our efforts include a focus on replacing aging home and business infrastructure with more energy-efficient alternatives, investing in smart home/building training for our staff, partnering with suppliers that offer energy-efficient alternatives for traditional hvac/plumbing products.

We are also subject to the requirements of numerous federal, state, and local laws, regulations, and rules that promote the protection of the environment. We aim to meet and exceed these requirements where possible.

Government and Environmental Regulations

Our operations are subject to various federal, state and local laws and regulations, including: (i) licensing requirements applicable to engineering, construction and service technicians, (ii) building codes and zoning ordinances, (iii) regulations relating to consumer protection, including those governing residential service agreements, (iv) wage and hour regulations, and (vi) regulations relating to worker safety and protection of the environment. For example, our operations are subject to the requirements of OSHA and comparable state laws directed towards protection of employees. We believe we have all required licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements. If we fail to comply with applicable regulations, we could be subject to substantial fines or revocation of our operating licenses.

Our operations are subject to the federal Clean Air Act, as amended, which governs air emissions and imposes specific requirements on the use and handling of ozone-depleting refrigerants generally classified as chlorofluorocarbons ("CFCs") or hydrochlorofluorocarbons ("HCFCs"). Clean Air Act regulations promulgated by the United States Environmental Protection Agency ("USEPA") require the certification of service technicians involved in the service or repair of equipment containing these refrigerants and also regulate the containment and recycling of these refrigerants. These requirements have increased our training expenses and expenditures for containment and recycling equipment. The Clean Air Act is intended ultimately to eliminate the use of ozone-depleting substances such as CFCs and HCFCs in the United States and to require alternative refrigerants to be used in replacement HVAC systems. Some replacement refrigerants, already in use, and classified as hydrofluorocarbons ("HFCs") are not ozone-depleting substances. HFCs are considered by USEPA to have high global warming potential. USEPA may at some point require the phase-out of HFCs and expand existing technician certification requirements to cover the handling of HFCs. We do not believe the existing regulations governing technician certification requirements for the handling of ozone-depleting substances or possible future regulations applicable to HFCs will materially affect our business on the whole because, although they require us to incur modest ongoing training costs, our competitors also incur such costs, and such regulations may encourage or require our customers to update their systems.

COVID-19 Pandemic

Throughout the COVID-19 pandemic, Snowball, like the HVAC industry as a whole, experienced a variety of challenges and opportunities. The HVAC/Plumbing industries were deemed an essential service and didn't face many of the shutdowns facing other sectors. The non-discretionary service of HVAC and plumbing systems provided a steady stream of work for our companies. With concerns over the spread of COVID-19, many businesses and homeowners placed a premium on servicing or replacing HVAC systems, which has helped sustain the industry since the launch of the pandemic.

The commercial sector fared slightly differently. The early COVID-19 months were challenging to many commercial businesses and caused slowdowns in commercial HVAC/Plumbing demand. However, as the country began to open up in late 2020, commercial demand also bounced back to pre-pandemic levels, if not above.

While COVID-related demand issues have largely been mitigated, we continue to face disruptions in our supply chains as certain manufacturers have lagged in production due to the pandemic. Additionally, Snowball continues to face additional price increases of key components due to these supply shocks and overall market inflation.

Overview of Operating Subsidiaries

Anderson Heating and Air Conditioning Inc.

Our wholly subsidiary EV Anderson holdings acquired Anderson Heating and Air Conditioning Inc. in December 2020. This business accounted for 44% of our revenue for the calendar year ending in 2021.

Overview

Anderson Heating and Air Conditioning is a full service commercial and residential HVAC company founded in 1967. It serves Northwest Arkansas, Southern Missouri and surrounding areas. It provides services in ductwork design/engineering, HVAC installation, and routine HVAC maintenance.

The company's key offerings include:

- *HVAC New Construction*. Anderson works with large homebuilders, commercial property builders, and custom homebuilders to install HVAC systems in new construction projects. Projects typically involve system design, installation of electrical work, ductwork, equipment installation, and testing. This has been Anderson's primary business model since its founding in 1967.

- *Residential/Commercial Service*. Anderson's service department conducts maintenance on both commercial and residential HVAC systems. Service work includes HVAC unit replacements, air conditioning repair, heating repair, thermostat installation, and air purification.

- *Other*. Anderson's other offerings include sheet metal fabrication and design as well as retrofitting of new HVAC systems.

2021 Product Mix by Revenue was:
New Construction – 78%
Residential/Commercial Service – 6%
Other Offerings – 16%

Customers

Anderson has worked with a select set of roughly 50 general contractors in its new construction business. It's largest customers in 2021 included Robbie Bader, GBS Development and Riggins Commercial. The Company does not have customer concentration dynamics in its residential or commercial service business.

Supplier Relationships

We source products and supplies from multiple regional, national and foreign suppliers. We have historically purchased certain key products from a limited number of suppliers. While we believe we maintain strong relationships with our key suppliers, we may not be able to obtain a sufficient supply of these products from our existing suppliers or alternates in a timely fashion or at a reasonable cost. If we fail to secure a sufficient supply of products or supplies in a timely fashion, it could result in a significant delay in delivering our products and services, which may cause us to lose revenue or breach our sales contracts with our customers. For 1H-2021, our key suppliers included C&L Supply Inc. for appliances, Johnstone Supply for miscellaneous construction supplies and Goodman Midwest for HVAC equipment.

Sales & Marketing

At the time of acquisition, the majority of our sales efforts were due to relationships that were held by management and key staff. There were minimal efforts placed into outbound marketing. Our management team continues to maintain key relationships with homebuilders and commercial clients. However, we have leveraged digital marketing efforts including search engine optimization and paid digital advertisements to grow and scale our residential services business.

Competition

The HVAC industry consists of a number of large and small contractors that provide HVAC installation and service to a variety of commercial and residential clients. We compete with numerous competitors in our primary markets, with reputation, price, workmanship and services offered being the principal competitive factors. Competitors we see on a regular basis include Paschal Air, Plumbing & Electric, Bud Anderson Home Services, Air Control, and Advantage Air.

Competitive Strengths

Based on management's experience in the industry, we believe that the following competitive strengths enable us to compete effectively:

- ***Superior name and reputation***. We are well established in our markets (including for over 50 years in the Northwest Arkansas market) and have built strong reputations for best-in-class processes, product quality, and timeliness. We have strong awareness in these local markets. Over our many years in business, we have established a stellar reputation for integrity, superior service, and genuine concern for our clients and their businesses.

- ***Established blue-chip clients***. We have customer lists that include many of the largest regional builders in the area.

- ***Streamlined operations***. We believe that our processes and operational systems have led to higher than average efficiencies, accuracy and profitability.

- ***Diversified capabilities***. We have diversified capabilities to support large homebuilders of single-family homes and high-end custom homes.

- ***Market-leading digital marketing capabilities***. Through our partnership with Digitally Savvy, a subsidiary of Snowball, we have significantly improved the visibility of our brand in our target markets. We believe we will continue to excel in digital marketing and continue to increase our brand and reach in the residential HVAC service market.

Growth Strategies

We will strive to grow our business by pursuing the following growth strategies.

- ***Continued expansion of residential HVAC service***. Anderson's residential service business continues to grow rapidly. We expect this to continue to scale through the performance of quality work and the increase in visibility through superior digital marketing. Additionally, the growth of our membership club (Club Anderson) should drive increased recurring revenue.

- *Product expansion*. We aim to add new residential products to our offerings including smart home appliances and indoor air quality.

- *Regional Expansion*. Northwest Arkansas is one of the fastest growing regions in the US, with average annual growth of 1.7% per the US census. We aim to expand regionally to cities outside our core market through organic expansion plus the exploration of bolt-on regional acquisitions.

Facilities

Anderson is located at 3422 McRay Ave, Springdale, AR 72762, which is a 7,800 square foot facility which includes corporate offices, administration, warehouse space, shop space, and employee areas. On December 22nd, 2020, Anderson entered into a 60-month lease with Anderson Capital Investments, LLC, the Seller of Anderson. During the term of this lease, we agree to pay $4,026.00 per month. We maintain the right to renew this lease for 2 additional terms of 60 months.

In April 2022, Anderson leased a new facility at 1374 Carley Road, Springdale, AR 72762. This facility consists of 13,416 square feet which includes offices pace, warehouse space, shop space, and truck parking. The lease is a 7-year lease expiring in April 2029. Rent is $7,944 per month during the first year, $8712.32/month during the second year, and will increase 3% per year each subsequent year of the lease term.

Employees

As of February 1, 2023, Anderson employed 78 full-time employees. We believe we have the recruiting and HR functions available to ensure the company is adequately staffed to meet our growth objectives.

Licenses & Regulations

Our operations are subject to various federal, state and local laws and regulations, including: (i) licensing requirements applicable to engineering, construction and service technicians, (ii) building codes and zoning ordinances, (iii) regulations relating to consumer protection, including those governing residential service agreements, (iv) wage and hour regulations, and (vi) regulations relating to worker safety and protection of the environment. For example, our operations are subject to the requirements of OSHA and comparable state laws directed towards protection of employees. We believe we have all required licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements.

Key licenses required to operate our business include:

- State of Arkansas Commercial Contracting License (heating, ventilation, air conditioning, refrigeration)
- City of Springdale Business License
- Stake of Arkansas Sales & Use Permits
- Arkansas Department of Health Registrations
- Arkansas Department of Labour & Licensing
- Arkansas Certificate of Good Standing with the Secretary of State

Clover Contracting LLC – Clover Service Inc.

We acquired Clover Contracting LLC in December 2020. This business accounted for 21% of our revenue for the calendar year ending in 2021. This was acquired through EV Clover Holdings, LLC, an entity that was 75% owned by Snowball and 25% owned by Clover Holding Company Inc., which is controlled by Dan McGuire, former owner and seller of Clover Contracting LLC.

In 2022, we acquired another 12.5% of EV Clover Holdings through a capital infusion into the company that was not matched by the minority owner of the entity.

Management made a strategic decision to defocus on the commercial contracting business which represented 45% of 2021 revenue due to the lower margins and poor cash flow cycles of the commercial business as well as due to Management's expertise and increased focus on residential service.

Overview

Clover is a full-service commercial and residential HVAC and plumbing provider with a diverse base of customer maintenance contracts and ground-up design builds. The Company services the Washington DC metropolitan area as well as surrounding areas. The Company additionally provides service in air purification, plumbing and gas system inspections.

The company has launched and increased its focused on residential HVAC service beginning in late 2021. That business line shows strong promise and is growing to become the focus area of Clover.

The company's key offerings include:

- *New Construction Plumbing and HVAC*. Installation of HVAC and Plumbing systems in large scale new construction commercial buildings.

- *Plumbing & HVAC Service Contracts & Replacement*. Plumbing & HVAC maintenance contracts associated with large scale commercial buildings. Additionally, Clover conducts one-off HVAC unit replacements in commercial buildings.

- *Residential HVAC Service*. Clover's service department conducts maintenance on both commercial and residential HVAC systems. Service work includes HVAC unit replacements, air conditioning repair, heating repair, thermostat installation, and air purification.

The majority of the work done by Clover's commercial business comes from being a subcontractor and providing services to other large general contractors.

Customers

Clover services customers in a 1-hour radius from the Washington DC metro area. The majority of Clover's work has come from a set of contractors that the business has worked with for several years. These contractors include Whiting-Turner, Davis Construction, Bozzutto, and BOGNET. The Company does not have customer concentration in its residential or commercial service business where it acquires customers using digital marketing strategies.

Supplier Relationships

We source products and supplies from multiple regional, national and foreign suppliers. We have historically purchased certain key products from a limited number of suppliers. While we believe we maintain strong relationships with our key suppliers, we may not be able to obtain a sufficient supply of these products from our existing suppliers or alternates in a timely fashion or at a reasonable cost. If we fail to secure a sufficient supply of products or supplies in a timely fashion, it could result in a significant delay in delivering our products and services, which may cause us to lose revenue or breach our sales contracts with our customers. In 2021, our key suppliers included Ferguson Enterprises, Hajoca Corporation, Quarles Petroleum, and Trane.

Sales & Marketing

At the time of acquisition, the majority of our sales efforts were due to relationships that were held by management and key staff. There were minimal efforts placed into outbound marketing. Our management team continues to maintain key relationships with commercial clients. However, we have leveraged digital marketing efforts, including search engine optimization and paid digital advertisements, to grow and scale our residential services business.

Competition

The HVAC industry consists of a number of large and small contractors that provide HVAC installation and service to a variety of commercial and residential clients. We compete with numerous competitors in our primary markets, with reputation, price, workmanship and services offered being the principal competitive factors. Competitors we see on a regular basis include EMCOR, Southland and NAC on the commercial front and My Plumber Heating Cooling & Electrical, Emerald Plumbing Co., High Purity Systems Inc., and Modern Mechanical on the service side.

Competitive Strengths

Based on management's experience in the industry, we believe that the following competitive strengths enable us to compete effectively.

- ***Strong local reputation***. We are well established in our markets and have built strong reputations for high quality service and workmanship.

- ***Staff training and onboarding***. Clover has a strong culture of training new headcount as well as a modern training facility to onboard new technicians. We expect that this will enable us to compete effectively against competitors that have trouble staffing their business.

- ***Streamlined operations***. We believe that our processes and operational systems have led to higher than average efficiencies, accuracy and profitability.

- ***Market-leading digital marketing capabilities***. Through our partnership with Digitally Savvy, a subsidiary of Snowball, we have significantly improved the visibility of our brand in our target markets. We believe we will continue to excel in digital marketing and continue to increase our brand and reach in the residential HVAC service market.

Growth Strategies

We strive to grow our business by pursuing the following growth strategies.

- ***Continued expansion of residential HVAC service***. Clover's residential service business continues to grow rapidly. We expect this to continue to scale through the performance of quality work and the increase in visibility through superior digital marketing.

- ***Improved operational efficiencies***. Clover is focused on increasing conversion rates across all facets of the business – from call to appointment and appointment to booking. We are investing in market leading technology and human capital to continue to improve our business efficiencies.

- ***Product expansion***. We aim to add new residential products to our offerings including plumbing, smart home appliances and indoor air quality. This will be done organically and potentially through bolt-on acquisitions.

Facilities

Clover has a facility at 11170 Lee Highway Suite A, Fairfax, VA 22030, which is a 7,000 square foot facility which includes corporate offices, warehouse space, truck parking and shop space.

On December 18, 2020, Clover entered into a 60-month lease with McBoyz LLC, the Seller of Clover's LLC. During the term of this lease, we agreed to pay $7,000.00 per month in 2021, $7,140 per month in 2022, $7,282.80 per month in 2023, $7,428.46 in 2024, and $7,577.02 in 2025. We maintain the right to renew this lease for 1 additional term of 60 months.

In March 2022, Clover leased a new 15,295 facility on at 20145 Ashbrook Place, Ashburn, VA 20147. The facility includes office space, warehouse space, and truck parking. This is a 7-year lease that expires in April 2029. During the term of this lease, we agreed to pay $15,925 per month through April 2024, and a 2.5% annual increase per year thereafter.

Employees

As of February 1, 2023, Clover employed 26 full-time employees. We believe we have the recruiting and HR functions available to ensure the company is adequately staffed to meet our growth objectives.

Regulations

Our operations are subject to various federal, state and local laws and regulations, including: (i) licensing requirements applicable to engineering, construction and service technicians, (ii) building codes and zoning ordinances, (iii) regulations relating to consumer protection, including those governing residential service agreements, (iv) wage and hour regulations, and (vi) regulations relating to worker safety and protection of the environment. For example, our operations are subject to the requirements of OSHA and comparable state laws directed towards protection of employees. We believe we have all required licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements.

Key licenses required to operate our business include:
- Commonwealth of Virginia - Department of Small and Local Business Development: Certificate of Business Certification
- Commonwealth of Virginia - Class A Contractor and a Certificate of Good Standing
- City of Alexandria, VA - Business License: Reciprocity Contractor
- City of Fairfax, VA - Business, Professional and Occupational License: Contractor & Contracting
- City of Falls Church, VA - Business License: Contractor in State
- City of Manassas, VA - Business License - Contractor
- Town of Herndon, VA - Business License Certificate: Contractor
- Town of Warrenton, VA - Business, Professional, Trade or Occupational License: Plumbing Contractor
- Fairfax County, VA - Business License: Plumbing, Heating, and Air-Conditioning Contractors and Lessors of Nonresidential Buildings

- Fauquier County, VA - Business License: Plumbing Contractors
- Prince William County, VA - Business License: Reciprocal Contractor
- Loudoun County, VA - Business Professional & Occupational License: Contractor and Contracting/Developer and a Plumbing Permit
- Washington, DC - Business License: Class A

Diamondback Holdings LLC

We acquired Diamondback Holdings LLC in August 2021. This business accounted for 27% of our revenue for the calendar year ending in 2021 on a pro-forma basis.

Overview

Founded in 1997, Diamondback is a leading full-service plumbing company offering 24/7 residential and commercial service for the entire Phoenix metropolitan area. Diamondback has a customer base of 100,000 accounts with a reputation for quality, efficiency and integrity, which is reflected by a lifetime customer retention rate of 90% for both commercial and residential clients.

The company has a reputation for high quality 24-hour service as well as an ability to execute on jobs that other firms deem too difficult. Diamondback's revenue is 100% service-based.

The company's key offerings include:

- ***Commercial Plumbing Service***. Diamondback offers comprehensive commercial plumbing services include commercial kitchen plumbing, commercial bathroom plumbing, sewer and drain cleaning, hydrojetting, water heaters, water filtration services as well as emergency plumbing services.

- ***Residential Plumbing Service***. Diamondback offers a variety of residential plumbing services including bathroom repair, kitchen repair, water heaters, and water softeners. The Company has a reputation for completing difficult jobs, which can include sewer repair, drain cleaning, and water/gas line repiping.

Customers

Diamondback's commercial plumbing customers include big-box retail stores and restaurants like Costco, Chipotle, Sprouts and PF Changs, as well as local hospitals, various small/medium-sized businesses, property management companies and apartment complexes. Diamondback also services Southwest Gas, a local utility company, and the City of Phoenix. The Company does not have customer concentration dynamics in its commercial or residential service business.

Supplier Relationships

We source products and supplies from multiple regional, national and foreign suppliers. We have historically purchased certain key products from a limited number of suppliers. While we believe we maintain strong relationships with our key suppliers, we may not be able to obtain a sufficient supply of these products from our existing suppliers or alternates in a timely fashion or at a reasonable cost. If we fail to secure a sufficient supply of products or supplies in a timely fashion, it could result in a significant delay in delivering our products and services, which may cause us to lose revenue or breach our sales contracts with our customers. In 2021, key suppliers included Ferguson Supply and Van Marcke.

Sales & Marketing

Diamondback has a strong reputation in the Phoenix metro area. Many of its residential jobs and commercial bid opportunities come through word of mouth. Commercial opportunities are also generated through the management team as well as through a direct to customer sales team. Beyond inbound leads, residential plumbing leads come through paid online advertisements, search engine optimization as well as direct mail, and print/tv media.

Competition

The commercial and residential plumbing industry consists of a number of large and small contractors that provide services to a variety of commercial and residential clients. We compete with numerous competitors in our primary markets, with reputation, price, workmanship and services offered being the principal competitive factors. Competitors we see on a regular basis include Parker & Sons, Proskill, and Goettl.

Competitive Strengths

Based on management's experience in the industry, we believe that the following competitive strengths enable us to compete effectively.

- *Superior name and reputation*. We are well established in our markets and have built strong reputations for service quality and timeliness. We have strong awareness in the Phoenix market. Over our many years in business, we have established a stellar reputation for integrity, superior service, and attentiveness to our customers.

- *Established blue-chip clients*. We have customer lists that include many of the leading commercial businesses in the region.

- *Experienced team*. We believe that our commercial and residential service team is best-in-class and can command above market pricing due to their experience and quality work.

- *Market-leading digital marketing capabilities*. Through our partnership with Digitally Savvy, a subsidiary of Snowball, we have significantly improved the visibility of our brand in our target markets. We believe we will continue to excel in digital marketing and continue to increase our brand and reach in the residential plumbing service market.

Growth Strategies

We plan to grow our business by pursuing the following growth strategies.

- *Expansion into further residential offerings*. Diamondback's historical focus has been commercial plumbing service. Management however feels that there is a strong opportunity to scale residential plumbing service and potentially add other residential services such as HVAC. This can be done organically or through bolt-on acquisitions.

- *Digital Marketing*. We aim to continue to leverage the company's strong local brand by adding more visibility and customer acquisition capabilities using paid advertisements and search engine optimization.

- *Regional Expansion*. The Phoenix metro area is one of the fastest growing regions in the US. We aim to expand regionally to cities outside our core market through organic expansion plus the exploration of bolt-on regional acquisitions.

Facilities

Diamondback is located at 17423 N 25th Ave, Phoenix, AZ which is a 24,000 square foot facility which includes corporate offices, administration, warehouse space, shop space, and employee areas. In August 2021, Diamondback entered into a 36-month lease with KJ Inc., the Sellers of Diamondback. During the term of this lease, we agreed to pay $6,280 per month. We maintain the right to renew this lease for 1 additional term of 36 months.

Employees

As of February 1, 2023, Diamondback had 45 full-time employees. We believe we have the recruiting and HR functions available to ensure the company is adequately staffed to meet our growth objectives.

Licenses & Regulations

Our operations are subject to various federal, state and local laws and regulations, including: (i) licensing requirements applicable to engineering, construction and service technicians, (ii) building codes and zoning ordinances, (iii) regulations relating to consumer protection, including those governing residential service agreements, (iv) wage and hour regulations, and (vi) regulations relating to worker safety and protection of the environment. For example, our operations are subject to the requirements of OSHA and comparable state laws directed towards protection of employees. We believe we have all required licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements.

Key licenses we hold include:
- State of Arizona - Registrar of Contractors: Specialty Dual Plumbing and General Commercial Sewers Drains and Pipe Laying
- City of Apache Junction, AZ - Business License: Plumbing, Heating, and Air-Conditioning contractor
- City of Avondale, AZ - Business License
- City of Peoria, AZ - Business License
- Town of Youngstown, AZ - Transient Business License: Other Transient Business
- City of Flagstaff, AZ - Business License Certificate
- City of Surprise, AZ - Business License: Specialty Contractor
- Town of Wickenburg, AZ - Business License: Standard License
- City of Tolleson, AZ - Business and Professional License: Construction/Contractor-NL
- City of Goodyear, AZ - Business Registration: Contractor

Digital Marketing Services

We acquired 13455033 Canada Inc., doing business as Digitally Savvy and Build Media, in December 2021. This business accounted for 4% of our revenue for the calendar year ending in 2021 on a pro-forma basis.

Overview

Founded in 2017, Digitally Savvy is a full-service marketing agency focused on search engine optimization, paid advertising, and content marketing. The Company launched a subsidiary called Build Media Group in

2020 that is focused on digital marketing for the trades, such as HVAC, Plumbing, Electrical, etc.

Competition and Competitive Strengths

The marketing agency space is highly fragmented and competitive. Digitally Savvy and Build Media are highly focused on facility services and the trades, an area which has unique experience and capabilities. Competitors in this sector include Ryno Solutions, Blue Corona, and Rival Digital.

Based on management's experience in the industry, we believe that the following competitive strengths enable us to compete effectively.

- ***Niche Focus***. Digitally Savvy is building a strong level of expertise in the home services and trades niche. Our experience and systematic approach to growing home services businesses gives us an advantage compared to more generalist marketing firms.

- ***Experienced team***. We believe that our technical marketing team is best-in-class and has the ability to effectively execute high quality marketing campaigns in the niches we target.

- ***Ability to leverage Snowball's brand and success***. Snowball's relative prominence in the HVAC sector continues to attract new clients to our digital marketing agencies.

Growth Strategies

We plan to grow our marketing agency business by pursuing the following growth strategies.

- ***Event-based marketing***. Our sales team has been aggressively attending and speaking at relevant industry events to identify and build rapport with potential clients. This strategy has proven effective over the last several quarters and we expect to continue leveraging events to build our customer base.

- ***Product Offering Expansion***. We have been exploring adding additional services to our clients. These new product offerings include growth consulting, pricing optimization, and sales enablement training.

Facilities

Digitally Savvy and Build Media are remote organizations without a permanent physical office presence. Corporate records for the business are stored with the company's accounting and legal advisors.

Employees

As of February 1, 2023, Digitally Savvy and Build Media had 12 employees. We believe we have the recruiting and HR functions available to ensure the company is adequately staffed to meet our growth objectives.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   **Discuss the material factors that make an investment in the issuer speculative or risky:**

An investment in the Company involves a high degree of risk. *You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occur, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.*

Risks Related to Our Business and Industry

Intense competition in our industry could reduce our market share and our profit.

The markets we serve are highly fragmented and competitive. Our industry is characterized by many small companies whose activities are geographically concentrated. We compete on the basis of our technical expertise and experience, financial and operational resources, nationwide presence, industry reputation and dependability. While we believe our customers consider a number of these factors when selecting their HVAC servicer, price is often the principal factor in determining which servicer is selected. We expect competition to continue in our industry, presenting us with significant challenges in our ability to maintain strong growth rates and acceptable profit margins. Vertical consolidation could also contribute to competition in our industry. If we are unable to meet these competitive challenges, we will lose market share to our competitors and experience an overall reduction in our profits. In addition, our profitability would be impaired if we have to reduce our prices to remain competitive.

Competitive pricing pressure may reduce our gross profits and adversely affect our financial results.

If we are unable to maintain our pricing due to competitive pressures, changes in labor and component costs, inflation or other factors, our margins will be reduced and our gross profits, business, results of operations, and financial condition would be adversely affected. The prices for our services may decline for a variety of reasons, including competitive pricing pressures, discounts, or promotional programs offered by us or our competitors. Competition continues to increase in the market segment in which we operate, and we expect competition to further increase in the future.

Our future acquisitions may not be successful.

We expect to continue pursuing selective acquisitions of businesses. However, there can be no assurance that we will be able to identify and complete suitable acquisitions. For example, due to the highly fragmented nature of our industry, it may be difficult for us to identify potential targets with revenues sufficient to justify taking on the risks associated with pursuing their acquisition. Therefore we cannot guarantee that we will be able to identify acquisitions or that we will be able to consummate transactions on terms and conditions acceptable to us, or that acquired businesses will be profitable. Future acquisitions may expose us to additional business risks different than those we have traditionally experienced.

We also may encounter difficulties integrating acquired businesses and successfully managing the growth we expect to experience from these acquisitions. We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. Future acquisitions could dilute earnings or disrupt the payment of a stockholder dividend. To the extent we make acquisitions, a number of risks will result, including:

- the assumption of material liabilities (including for environmental-related costs);
- failure of due diligence to uncover situations that could result in legal exposure or to quantify the true liability exposure from known risks;
- the diversion of management's attention from the management of daily operations to the integration of operations;
- difficulties in the assimilation and retention of employees, in the assimilation of different cultures and practices, in the assimilation of broad and geographically dispersed personnel and operations, and the retention of employees generally;
- the risk of additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and internal controls; and
- we may not be able to realize the cost savings or other financial benefits we anticipated prior to the acquisition.

The failure to identify suitable acquisitions and successfully integrate these acquired businesses may limit our ability to expand our operations and could have an adverse effect on our business, financial condition and results of operations.

If we fail to properly manage our anticipated growth, our business could suffer.

The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies.

If we are unable to attract and retain qualified management, we will be unable to operate efficiently, which could reduce our profitability.

Our business is managed by a small number of key executive and operational officers. We may be unable to hire and retain the sufficient skilled labor force necessary to operate efficiently and to support our growth strategy. Our labor expenses may increase as a result of a shortage in the supply of skilled personnel. Labor shortages, increased labor costs or the loss of key personnel could reduce our profitability and negatively impact our business. Future growth could also impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior level managers and executives. To the extent that we are unable to manage our growth effectively or are unable to attract and retain additional qualified management, we may not be able to expand our operations or successfully execute our business plan.

Labor shortages and/or our ability to attract and retain skilled workers may impair growth potential and profitability.

Our industry is labor intensive, and many businesses experience a high rate of employee turnover. At times of low unemployment rates in the United States, it is typically more difficult for us to find qualified personnel at low cost in some geographic areas where we operate. Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers, create leadership opportunities and successfully implement diversity, equity and inclusion initiatives. Further, our relationships with some customers could suffer if we are unable to retain the employees with whom those customers primarily work and have established relationships. Our ability to expand our operations is in part impacted by our ability to increase our labor force. The demand for employees is high, and the supply is limited. COVID-19 has exacerbated labor shortages and the enforcement of COVID-19 mandates may result in additional labor shortages which could negatively affect our ability to efficiently operate at full capacity or lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees. A significant increase in the wages paid and benefits offered by competing employers could also result in a reduction in our labor force, increases in our labor costs, or both. Prolonged labor shortages, increased turnover or labor inflation could diminish our profitability and impair our growth potential which could have a material adverse effect on our reputation, business, financial condition, results of operations or cash flows.

Our inability to properly utilize our workforce could have a negative impact on our profitability.

The extent to which we utilize our workforce affects our profitability. Underutilizing our workforce could result in lower gross margins and, consequently, a decrease in short-term profitability. On the other hand, overutilization of our workforce could negatively impact safety, employee satisfaction and project execution, leading to a potential decline in future projects. The utilization of our workforce is impacted by numerous factors, including:

- our estimate of headcount requirements and our ability to manage attrition;
- efficiency in scheduling projects and our ability to minimize downtime between project assignments;
- productivity;
- labor disputes; and
- availability of skilled labor at any given time.

Failure to properly utilize our workforce could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Changes in the global, national, and local economic environment impacting the construction industry may lead to declines in the construction industry and the demand for our services by our customers.

Some of our customers are in the construction industry primarily in new construction. The construction industry is cyclical and can exhibit a great deal of sensitivity to general economic conditions. Low demand from the construction industry could adversely impact our financial position, results of operations and/or our cash flows. Economic or other conditions that adversely impact the global, national, or local construction industry may be novel and singular, in nature, such as the COVID 19 virus, or more seasonal and recurring, such global building supply chain shortages, interest rate fluctuations which impact new construction, lack of government funding for construction initiatives. These conditions, most of which will be beyond our control, could adversely impact business and results of operations.

If we experience delays and/or defaults in customer payments, we could be unable to recover all expenditures.

Because of the nature of some of our commercial services, at times we commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures on projects as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making their payments on a project to which we have devoted resources, it could have a material negative effect on our results of operations.

Our revenue could decline due to changes in credit markets and decisions made by credit providers.

Many of our customers have financed our products and services through third-party credit providers. If our customers are unable to access financing on agreeable terms, their ability to purchase our products and services may be adversely affected. Further, reductions in consumer lending and the availability of consumer credit could limit the number of customers with the financial means to purchase our products. Higher interest rates could increase the monthly payments for consumer products financed through other sources of consumer financing. In the future, we cannot be assured that third-party financing providers will continue to provide consumers with access to credit or that available credit limits will not be reduced. Such restrictions or reductions in the availability of consumer credit could have an adverse effect on our business, financial conditions, and operating results.

We are susceptible to adverse weather conditions, which may harm our business and financial results.

Our business may be adversely affected by severe weather in areas where we have significant operations. Repercussions of severe weather conditions may include:

- curtailment of services;
- suspension of operations;
- inability to meet performance schedules in accordance with contracts and potential liability for liquidated damages;
- injuries or fatalities;
- weather related damage to facilities;
- disruption of information systems;
- inability to receive machinery, equipment and materials at jobsites; and
- loss of productivity.

We are a decentralized company and place significant decision-making powers with our subsidiaries' management, which presents certain risks.

We believe that our practice of placing significant decision-making powers with local management is important to our successful growth and allows us to be responsive to opportunities and to our customers' needs. However, this practice presents certain risks, including the risk that we may be slower or less effective in our attempts to identify or react to problems affecting an important business than we would under a more centralized structure or that we would be slower to identify a misalignment between a subsidiary's business strategy and the Company's overall business strategy. Further, if a subsidiary location fails to follow the Company's compliance policies, we could be made party to a contract, arrangement or situation that requires the assumption of large liabilities or has less advantageous terms than is typically found in the market.

Information technology system failures, network disruptions or cybersecurity breaches could adversely affect our business.

We use and rely significantly on sophisticated information technology systems, networks, and infrastructure in conducting our day-to-day operations, providing services to certain customers, and protecting sensitive Company information. In addition, we also rely on third-party software and information technology for certain of our critical accounting, project management and financial information systems. We also collect and retain information about our customers, stockholders, vendors and employees, with the expectation by such third parties being that we will adequately protect such information.

Information technology system failures, including suppliers' or vendors' system failures, could disrupt our operations by causing transaction errors, processing inefficiencies, the loss of customers, other business disruptions or the loss of employee or other third-party personal information. We have in the past experienced system interruptions and delays and expect that such interruptions and delays may occur in the future, given the increasing diversity and sophistication of cybersecurity threats. In addition, our systems, networks and infrastructure could be damaged or interrupted by natural disasters, power loss, telecommunications failures, intentional or inadvertent user misuse or error, failures of information technology solutions, computer viruses, malicious code, ransomware attacks and acts of terrorism. We may also be subject to physical or electronic security breaches, including breaches by computer hackers or cyber-terrorists or unauthorized access to or disclosure of our or our customers' data. These events could impact our customers, employees and reputation and lead to financial losses from remediation actions, loss of business or access to our business data, potential liability or an increase in expenses, all of which may have a material adverse effect on our business. Similar risks could affect our customers and vendors, indirectly affecting us.

While we have security, internal control and technology measures in place to protect our systems and networks, these measures could fail as a result of a cyber-attack, other third-party action, employee error, malfeasance or other security failure. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could damage our reputation and have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition, current and future laws and regulations governing data privacy and the unauthorized disclosure of confidential information may pose complex compliance challenges and result in additional costs. A failure to comply with such laws and regulations could result in penalties or fines, legal liabilities or reputational harm. The continuing and evolving threat of cyber-attacks has also resulted in increased regulatory focus on risk management and prevention. New cyber-related regulations or other requirements could require significant additional resources and cause us to incur significant costs, which could have an adverse effect on our results of operations and cash flows.

We regularly evaluate the need to upgrade or replace our systems and network infrastructure to protect our information technology environment, to stay current on vendor supported products and to improve the efficiency and scope of our systems and information technology capabilities. The implementation of new systems and information technology could adversely impact our operations by requiring substantial capital expenditures, diverting management's attention, or causing delays or difficulties in transitioning to new systems. In addition, our systems implementations may not result in productivity improvements at the levels anticipated. Systems implementation disruption and any other information technology disruption, if not anticipated and appropriately mitigated, could have an adverse effect on our business.

Our insurance policies against many potential liabilities require high deductibles, and our risk management policies and procedures may leave us exposed to unidentified or unanticipated risks. Additionally, difficulties in the insurance markets may adversely affect our ability to obtain necessary insurance.

We insure various general liability, workers' compensation, property and auto risks as well as other risks through a variety of direct insurance policies and a captive insurance company that are reinsured for risks above certain deductibles and retentions. All of our insurance policies and programs are subject to high deductibles and retentions; as such, we are, in effect, self-insured for substantially all of our typical claims. We hire an actuary to determine any liabilities for unpaid claims and associated expenses for the three major lines of coverage (workers' compensation, general liability and auto liability). The determination of these claims and expenses and the appropriateness of the estimated liability are reviewed and updated quarterly. However, insurance liabilities are difficult to assess and estimate due to the many relevant factors, the effects of which are often unknown, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents that have occurred but are not reported and the effectiveness of our safety program. Our accruals are based on known facts, historical trends (both internal trends and industry averages) and our reasonable estimate of our future expenses. We believe our accruals are adequate. However, our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. If any of the variety of instruments, processes or strategies we use to manage our exposure to various types of risk are not effective, we may incur losses that are not covered by our insurance policies or that exceed our accruals or coverage limits.

Additionally, we typically are contractually required to provide proof of insurance for projects on which we work. Historically, insurance market conditions become more difficult for insurance consumers during periods when insurance companies suffer significant investment losses as well as casualty losses. Consequently, it is possible that insurance markets will become more expensive and restrictive. As such, we may not be able to maintain commercially reasonable levels of insurance coverage in the future, which could preclude our ability to work on many projects and increase our overall risk exposure. Our insurance providers are under no commitment to renew our existing insurance policies in the future; therefore, our ability to obtain necessary levels or kinds of insurance coverage is subject to market forces outside our control. If we were unable to obtain necessary levels of insurance, we may not be able to work on many projects.

Our risk management and safety programs may not have the intended effect of reducing our liability for personal injury or property loss.

We attempt to mitigate risks relating to personal injury or property loss through the implementation of local safety and loss control efforts designed to decrease the incidence of accidents or events that might increase our liability. It is expected that any such decrease could also have the effect of reducing our insurance costs for our casualty programs. However, incidents involving personal injury or property loss may be caused by multiple potential factors, a significant number of which are beyond our control. Therefore, there can be no assurance that our risk management and safety programs will have the desired effect of controlling costs and liability exposure.

Actual and potential claims, lawsuits and proceedings could ultimately reduce our profitability and liquidity and weaken our financial condition.

We are likely to continue to be named as a defendant in legal proceedings claiming damages from us in connection with the operation of our business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract or property damage. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. We also are, and are likely to continue to be, from time to time, a plaintiff in legal proceedings against customers, in which we seek to recover payment of contractual amounts we are owed as well as claims for increased costs we incur. When appropriate, we establish provisions against possible exposures, and we adjust these provisions from time to time according to ongoing exposure. If our assumptions and estimates related to these exposures prove to be inadequate or inaccurate, we could experience a reduction in our profitability and liquidity and a weakening of our financial condition. In addition, claims, lawsuits and proceedings may harm our reputation or divert management resources away from operating our business.

We typically warrant the services we provide, guaranteeing the work performed against defects in workmanship and the material we supply. Historically, warranty claims have not been material as our customers evaluate much of the work we perform for defects shortly after work is completed. However, if warranty claims occur, we could be required to repair or replace warrantied items at our cost. In addition, our customers may elect to repair or replace the warrantied item by using the services of another provider and require us to pay for the cost of the repair or replacement. Costs incurred as a result of warranty claims could adversely affect our operating results and financial condition.

Misconduct by our employees, subcontractors or partners or our overall failure to comply with laws or regulations could harm our reputation, damage our relationships with customers, reduce our revenue and profits, and subject us to criminal and civil enforcement actions.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one or more of our employees, directors, executive officers, subcontractors or partners could have a significant negative impact on our business and reputation. Examples of such misconduct include employee or subcontractor theft, personal misconduct and failure to comply with safety standards, including regulatory, company or site-specific COVID-19 safety protocols, laws and regulations, customer requirements, environmental laws and any other applicable laws or regulations. While we take precautions to prevent and detect these activities, such precautions may not be effective and are subject to inherent limitations, including human error and fraud. Our failure to comply with applicable laws or regulations or acts of misconduct could subject us to fines and penalties, harm our reputation, lead to loss of the services of employees or members of management, damage our relationships with customers, reduce our revenue and profits and subject us to criminal and civil enforcement actions.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our name and logos. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent infringement or misappropriation of these rights. Although we believe that we have sufficient rights to all of our trademarks, service marks and other intellectual property rights, we may face claims of infringement that could interfere with our business or our ability to market and promote our brands. Any such litigation may be costly, divert resources from our business and divert the attention of management. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks, service marks or other intellectual property rights in the future and may be liable for damages, which in turn could materially adversely affect our business, financial position or results of operations.

Although we make a significant effort to avoid infringing known proprietary rights of third parties, the steps we take to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful and from time to time we may receive notice that a third party believes that our use of certain trademarks, service marks and other proprietary intellectual property may be infringing certain trademarks or other proprietary rights of such third party. Responding to and defending such claims, regardless of their merit, can be costly and time-consuming, can divert management's attention and other resources, and we may not prevail. Depending on the resolution of such claims, we may be barred from using a specific mark or other rights, may be required to enter into licensing arrangements from the third-party claiming infringement (which may not be available on commercially reasonable terms, or at all), or may become liable for significant damages. If any of the foregoing occurs, our ability to compete could be affected or our business, financial position and results of operations may be adversely affected.

The COVID-19 pandemic may cause a material adverse effect on our business.

The COVID-19 pandemic continues to rapidly evolve. At this time, there continues to be significant volatility and uncertainty relating to the full extent to which the COVID-19 pandemic and the various responses to it will impact our business, operations and financial results. The global deterioration in economic conditions, which may have an adverse impact on discretionary consumer spending or investing, could also impact our business and demand for our services. For instance, consumer spending and investing may be negatively impacted by general macroeconomic conditions, including a rise in unemployment, and decreased consumer confidence resulting from the pandemic. Changing consumer and investor behaviors as a result of the pandemic may also have a material impact on our revenue.

The spread of COVID-19 has also adversely impacted global economic activity and has contributed to significant volatility and negative pressure in financial markets. The pandemic has resulted, and may continue to result, in a significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity. As a result of a resurgence in COVID-19, such as the Omicron variant, our business could be subject to additional governmental regulations, including updated COVID-19 protocols, which could have a material impact on our business.

If the COVID-19 pandemic does not continue to slow and the spread of COVID-19 is not contained, our business operations, could be delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having COVID-19, which could require quarantine of some or all such employees or closure of our facilities for disinfection. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this "*Risk Factors*" section.

Risks Related to Our Indebtedness

Our substantial indebtedness could have important adverse consequences and adversely affect our financial condition.

We have a significant amount of indebtedness. As of February 1, 2023, we had total indebtedness of $32 million, and as adjusted for this offering and the use of net proceeds therefrom, we would have had total indebtedness of $32 million. For further information, see question 24 titled "Describe the terms of any indebtedness of the issuer."

Our level of debt could have important consequences, including: making it more difficult for us to satisfy our obligations with respect to our debt; limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions, or other general corporate requirements; requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions and other general corporate purposes; increasing our vulnerability to adverse changes in general economic, industry and competitive conditions; exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Farmers and Merchants Bank loan agreements are at variable rates of interest; limiting our flexibility in planning for and reacting to changes in our industry; placing us at a disadvantage compared to other, less leveraged competitors; increasing our cost of borrowing; and hampering our ability to execute on our growth strategy.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our loan agreements impose significant operating and financial restrictions. These covenants may limit our ability and the ability of our subsidiaries, under certain circumstances, to, among other things:

- incur additional indebtedness;
- create or incur liens;
- engage in certain fundamental changes, including mergers or consolidations;
- sell or transfer assets;
- pay dividends and distributions on our subsidiaries' capital stock;
- make acquisitions, investments, loans or advances;
- enter into negative pledge clauses and clauses restricting subsidiary distributions.

Each of our loan agreements also contain certain customary affirmative covenants and events of default, including a change of control. For example, because of our loan agreements with Farmers and Merchants Bank, we are limited in our ability to borrow additional capital, make guarantees, transfer or encumber assets, or make or declare dividends. As a result of these covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot guarantee that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as others contained in our future debt instruments from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their maturity dates. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments. If we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. If we are forced to refinance these borrowings on less favorable terms or if we are unable to repay, refinance or restructure such indebtedness, our financial condition and results of operations could be adversely affected.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future and is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to fund our other liquidity needs, our business, financial condition and results of operations could be materially adversely affected.

If we cannot generate sufficient cash flow from operations to make scheduled principal and interest payments in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. The terms of our existing or future debt agreements may also restrict us from affecting any of these alternatives. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Further, changes in the credit and capital markets, including market disruptions and interest rate fluctuations, may increase the cost of financing, make it more difficult to obtain favorable terms, or restrict our access to these sources of future liquidity. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of our indebtedness.

Despite our level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt, including off-balance sheet financing, contractual obligations and general and commercial liabilities. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future, including off-balance sheet financings, contractual obligations and general and commercial liabilities. Although the Business Loan Agreements with Farmers and Merchants Bank contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial.

Members of our management and board of directors have provided personal guarantees to secure lines of credit for the Company.

In order to procure financing from Farmers and Merchants Bank., Mr. Amir Haboosheh, our Chief Executive Officer, and two members of the Company's Board of Directors, Mr. Deven Soni and Mr. Xavier Helgesen, (together, the "**Guarantors**"), agreed to guarantee the loans. The guarantees provided by the Guarantors covers the full amount of the loans, interest, and any damages and related costs. Under the personal guarantees, the Guarantors have agreed to perform the obligations under the loan agreements in the event that the Company is unable to perform its obligations. In the event that the guarantees are enforced against Mr. Haboosheh, Mr. Soni, and Mr. Helgesen, they could be obliged to use their personal property, including the equity interest in our company, to fulfill their obligations under the Farmers and Merchants Bank loans. Mr. Haboosheh, Mr. Soni, and Mr. Helgesen owe a fiduciary duty of loyalty to us. However, there is potential for conflicts of interest between his personal interests and ours whether their guarantees are called upon or not. No assurance can be given that material conflicts will not arise that could be detrimental to our operations and financial prospects.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our loan agreements with Farmers and Merchants Bank are at variable rates of interest tied to the LIBOR and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed will remain the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

Uncertainty about the future of LIBOR may adversely affect our business and financial results.

Borrowings under our loan agreements with Farmers and Merchants Bank currently use LIBOR as a benchmark for establishing the applicable interest rate. LIBOR is the subject of recent regulatory guidance and proposals for reform, which may cause LIBOR to cease to be used entirely or to perform differently than in the past. Regulators and industry groups have recommended alternatives for certain reference rates, such as the Secured Overnight Financing Rate ("SOFR"). We have not adopted amendments to our loan agreements which provide for the transition to SOFR as the applicable benchmark rate. If we adopt amendments to those loan agreements that adopt SOFR as a benchmark for establishing the applicable interest rate, then the future performance of SOFR, which is a relatively new reference rate with a limited history, may be hard to predict and could lead to additional volatility or an increase in the cost of our variable rate indebtedness, greater than what would occur using LIBOR. The consequences of these developments with respect to LIBOR and SOFR cannot be entirely predicted but could result in negative impacts to our financial position, liquidity and results of operations.

Risks Related to Government Regulation

We have subsidiary operations through the United States and are exposed to multiple state and local regulations, as well as federal laws and requirements applicable to government contractors. Changes in law, regulations or requirements, or a material failure of any of our subsidiaries or us to comply with any of them, could increase our costs and have other negative impacts on our business.

Our 6 locations are located in 5 states, which exposes us to a variety of different state and local laws and regulations, particularly those pertaining to licensing requirements. These laws and regulations govern many aspects of our business, and there are often different standards and requirements in different locations. Changes in any of these laws, or any of our subsidiaries' material failure to comply with them, can adversely impact our operations by, among other things, increasing costs, distracting management's time and attention from other items, and harming our reputation.

We are subject to data privacy governmental regulations, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

We are subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies and contractual obligations that apply to the collection, transmission, storage, processing and use of personal information or personal data, which among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection, and the use of the internet as a commercial medium are rapidly evolving, extensive, and complex, and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our customers, suppliers and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals, and at times regulators, credit reporting agencies and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended, or the CCPA, among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. Effective January 1, 2023, we will also become subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the CCPA, and Virginia's Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we will also become subject to the Colorado Privacy Act and Connecticut's An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we will also become subject to the Utah Consumer Privacy Act, regarding business handling of consumers' personal data. In addition, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

New and evolving regulations and compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to a major cyberattack and will increasingly impact organizations like our company. Regulatory and policy-driven obligations may occur unexpectedly and require the Company to divert substantial resources to meet expensive and time-consuming compliance measures. The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

The fear of non-compliance, failed audits, and material findings may compel us to spend more to ensure we are in compliance, which may result in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, has elevated this topic from the IT organization to the executive and board level. We may therefore spend additional time and money ensuring we will meet possible or unforeseeable future data protection regulations.

We will face growing regulatory and compliance requirements in a variety of areas, which can be costly and time consuming.

Our business is, and may in the future be, subject to a variety of laws and regulations, including working conditions, labor, immigration and employment laws, and health, safety and sanitation requirements. We are unable to predict the outcome or effects of any potential legislative or regulatory proposals on our business. Any changes to the legal and regulatory framework applicable to our business could have an adverse impact on our business and results of operations.

Our failure to comply with applicable governmental laws and regulations, or to maintain necessary permits or licenses, could result in liability that could have a material negative effect on our business and results of operations. Our business may be materially impacted by government actions taken in response to the COVID-19 pandemic. See "*Risks Related to Our Business and Industry—The COVID-19 pandemic may cause a material adverse effect on our business.*"

Past and future environmental, safety and health regulations could impose significant additional costs on us that could reduce our profits.

HVAC systems are subject to various environmental statutes and regulations, including the Clean Air Act and those regulating the production, servicing and disposal of certain ozone-depleting refrigerants used in HVAC systems. There can be no assurance that the regulatory environment in which we operate will not change significantly in the future. Various local, state and federal laws and regulations impose licensing standards on technicians who install and service HVAC systems. Our failure to comply with these laws and regulations could subject us to substantial fines or the loss of our licenses. It is impossible to predict the full nature and effect of judicial, legislative or regulatory developments relating to health and safety regulations and environmental protection regulations applicable to our operations. Additionally, industries in which our customers or potential customers operate may be affected by new or changing environmental, safety, health or other regulatory requirements, leading to decreased demand for our services and potentially impacting our business, financial condition, results of operations, cash flows and ability to grow.

Tax matters, including changes in corporate tax laws and disagreements with taxing authorities, could impact our results of operations and financial condition.

We conduct business across the United States and file income taxes in various tax jurisdictions. Our effective tax rates could be affected by many factors, some of which are outside of our control, including changes in tax laws and regulations in the various tax jurisdictions in which we file income taxes. For instance, the Tax Cuts and Jobs Act was enacted into law in December 2017. While certain portions of the Tax Cuts and Jobs Act seem to have had a positive impact on the Company's results of operations, the overall impact of the Tax Cuts and Jobs Act is uncertain and our business and financial condition could be adversely affected. Furthermore, to the extent that certain of our customers are negatively affected by the Tax Cuts and Jobs Act and/or any uncertainty around its implementation or enforcement, they may reduce spending and defer, delay or cancel projects or contracts. It is also unknown if and to what extent various states will conform to the changes enacted by the Tax Cuts and Jobs Act. Issues relating to tax audits or examinations and any related interest or penalties and uncertainty in obtaining deductions or credits claimed in various jurisdictions could also impact our effective tax rates. Our results of operations are reported based on our determination of the amount of taxes we owe in various tax jurisdictions. Significant judgment is required in determining our provision for income taxes and our determination of tax liability is always subject to review or examination by tax authorities in applicable tax jurisdictions. An adverse outcome of such a review of examination could adversely affect our operating results and financial condition. Further, the results of tax examinations and audits could have a negative impact on our financial results and cash flows where the results differ from the liabilities recorded in our financial statements.

Risks Related to This Offering and Ownership of Our Common Stock

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering for acquisitions, working capital and general corporate purposes. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

There has been no independent valuation of our common stock, which means that our common stock may be worth less than the offering price in the offering.

The per share purchase price in the offering has been determined by us without independent valuation of our common stock. We established the offering price based on management's estimate of the valuation of the Company's common stock. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of our common stock. Our common stock may have a value significantly less than the offering price, and the shares may never obtain a value equal to or greater than the offering price.

Affiliates of our company, including directors and existing stockholders of our company, may invest in this offering and their funds will be counted toward our achievement of the Minimum Amount.

There is no restriction on affiliates of our company, including its directors and existing stockholders, investing in the offering. As a result, it is possible that if we raise some funds, but have not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and give investors confidence that other investors, along with them, are sufficiently interested in the offering and the Company, and its prospects to receive investments of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this offering.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and may not ever be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Investors will grant a proxy to vote their securities to the Company's board of directors, and, thus, will not have the right to vote on any matters submitted to a vote of the stockholders of the Company. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to the Company's articles of incorporation, liquidation of the Company and the election of the Company's directors.

By agreeing to the grant of the irrevocable proxy contained in the subscription agreement for this offering in connection with the purchase of the securities, you will grant a proxy to the Company's board of directors to vote the securities on all matters coming before the shareholders for a vote. The board of directors does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the board of directors may vote its proxy in a manner that may not be in the best interests of you as a shareholder. For example, the board of directors may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase shares in this offering, you will pay more for your common stock than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. In addition, you will experience further dilution to the extent that our shares are issued upon the vesting of restrictive shares or exercise of share options under our equity incentive plan.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering or restrict our operations.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity and/or debt financings and collaborations or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a common stockholder.

To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common stock.

There is no guarantee that we will ever complete future private or public offerings of our common stock or other Company securities, and we may never raise capital sufficient to execute our business plan.

Although we intend to file a confidential registration statement with the United States Securities and Exchange Commission, or the SEC, in the future, there is no guarantee that we will be able to do so or that any registration statement, if filed, will ever be declared effective by the SEC. Similarly, we may not ever be able to complete future offerings of the Company's common stock at a purchase price greater than the Purchase Price in this offering, or at all. If we are unable to complete the future offerings of the Company's common stock, we may not have sufficient capital to execute our business plan, and our business development plans could be adversely affected.

There is no current trading market for our securities, and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

There is currently no established public trading market for our securities, and an active trading market in our securities may not develop or, if developed, may not be sustained. We intend in the future to list our securities on a U.S. securities exchange, but we may never be able to do so. If for any reason our common stock is not listed on a securities exchange or quoted on an alternative trading system, or a public trading market does not otherwise develop, purchasers of our shares may have difficulty selling their common stock should they desire to do so. No market makers have committed to become market makers for our common stock, and none may do so.

Additionally, secondary trading in the common stock sold in this offering will not be possible in any state until the common stock is qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, our common stock in any particular state, the common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common stock, the liquidity for the common stock could be significantly impacted, and you may have difficulty in selling your common stock.

Even if a market develops for our common stock, our shares may be thinly traded with wide share price fluctuations, low share prices and minimal liquidity.

Even if our common stock is listed for trading, and if an established market for our shares develops, the share price may still be volatile with wide fluctuations in response to several factors, including potential investors' anticipated feeling regarding our results of operations, growth prospects, competition, and our ability or inability to generate future revenues. In addition, our future share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our future share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. These factors, which are not under our control, may have a material effect on our future share price.

THE OFFERING

9. **What is the purpose of the offering?**

The purpose of the offering is to raise capital with common stock to fund potential acquisitions and for general corporate purposes. In addition, the proceeds from this offering will be used to pay for legal and accounting costs.

10. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold [1]	If Maximum Amount is Sold [1] [2]
Total Proceeds	$20,000.00	$5,000,000.00
Less: Offering Expenses		
(A) Intermediary Commissions (7%)	$1,400.00	$140,000.00
(B) Legal Expenses	$20,000.00	$20,000.00
(C) Accounting Expenses	$10,000.00	$10,000.00
(D) Miscellaneous Offering Expenses	$5,000.00	$10,000.00
Net Proceeds	($16,400.00)	$4,830,000.00
Use of Net Proceeds		
(E) Advertising and Marketing	$0.00	$200,000.00
(F) Working Capital	($16,400)	$120,000.00
(G) Asset Acquisitions & M&A	$0.00	$1,500,000.00
Total Use of Net Proceeds	($16,400)	$3,010,000.00

(1) We will accept proceeds in excess of the target-offering amount of $20,000. We will allocate oversubscriptions at the Company's discretion. We will use the oversubscribed amount up to $5,000,000 in the manner described in the above table.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see section entitled "Risk Factors."

11. **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/. EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our common stock acquired by you.

12. **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is December 31, 2023

Cancellation instructions can be found in the Equifund investor dashboard. Investors may cancel their investment commitment by sending an email to support@equifund.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by Equifund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis. The issuer, at its discretion, reserves the right to close the offering early, even if the maximum subscription amount is not achieved. If the issuer conducts an early closing without reaching the maximum subscription amount of $5,000,000, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target-offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target-offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 16,666,667 shares of our common stock for $5,000,000. We are attempting to raise a minimum amount of $20,000 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by December 31, 2023, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline, and you choose not to reconfirm your investment. We will accept investments in excess of the minimum amount up to $5,000,000, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Enterprise Bank, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.

The Offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary.

Commission/Fees

7% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of shares of our common stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

Carta, Inc. is our transfer agent for the securities.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

14. **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our common stock are entitled to one vote per share of common stock held. Notwithstanding, pursuant to the subscription agreement for this offering, each investor in this offering will appoint the Company's board of directors as the sole and exclusive attorney and proxy of such investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights (to the fullest extent that investor is entitled to do so) with respect to all of the shares of Common Stock of the Company. This means that you will have no right to vote any of your shares until the proxy is terminated and the proxy will only terminate upon consent of the Company's board of directors.

15. **Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No**

See answer to Question 14.

16. **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of common stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

As of the date of this offering statement, our authorized capital stock consists of 161,446,307 shares of common stock, par value $0.0001 per share, and 48,433,809 shares of series A preferred stock, par value $0.0001 per share. As of the date of this offering statement, a total of 109,104,916 shares of our common stock are issued and outstanding and 43,803,678 shares of our series A preferred stock are issued and outstanding.

Each share of common stock is entitled to one vote per share. The shares being offered are subject, however, to a proxy in favor of our board of directors as disclosed elsewhere herein. Shares of common stock do not have anti-dilution rights.

With respect to the rights of holders of shares of series A preferred stock of the Company, each share of series A preferred stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of series A preferred stock held by such holder are convertible; each share of series A preferred stock is convertible into a share of common stock at the option of the holder without payment of additional consideration; dividends shall accrue on each share at the rate per annum of eight percent (8%) of the Original Issue Price (as defined in the Certificate of Incorporation) of such share, plus the amount of previously accrued dividends, compounded annually; and in the event of a liquidation event, holders shall receive preferential payments.

The Company does not have any debt or other securities authorized or outstanding. The Company does not have any warrants, options, or similar rights outstanding.

We may also offer preferred stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be common stock, SAFE securities (simplified agreement for future equity), preferred stock, convertible notes, or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our Company that is equal to or may be lower than or higher than the valuation at which securities are being sold in this offering. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this Company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. The holders of our issued and outstanding series A preferred stock, and the holders of any future shares of series A preferred stock or any debt securities we issue, have a preference in the payment of amounts owed to them in the event of a liquidation such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [_] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued based on market comparables. Also, see the "There has been no independent valuation of our common stock, which means that our common stock may be worth less than the offering price in the offering" risk factor.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our certificate of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

The Company has the following outstanding debts:

a. A loan from Farmers & Merchants Bank with a principal of $15,988,355.87 remaining; a maturity date of December 11, 2025; and an interest rate equal to the LIBOR rate + 3 percentage points.

b. A loan from Farmers & Merchants Bank with a principal of $10,548,274.37 remaining; a maturity date of December 9, 2025; and an interest rate equal to the LIBOR rate + 3 percentage points.

c. A promissory note held by Steve Hertzog, the seller of Diamondback Plumbing Services Inc. with a principal of $4,000,000.00 remaining; a maturity date of August 5, 2024; and an annual interest rate of 4% interest.

d. A convertible promissory note held by Diamondback Plumbing Services Inc. with a principal of $1,500,000.00 and a maturity date of August 5, 2023.

25. **What other exempt offerings has the issuer conducted within the past three years?**

From January 12, 2021, to March 4, 2021, in reliance on Section 4(a)(2) of the Securities Act and under Rule 506 promulgated under the Securities Act, we raised a total of $10,497.08 by issuing 109,104,916 shares of our common stock.

From February 8, 2021, to December 31, 2021, in reliance on Section 4(a)(2) of the Securities Act and under Rule 506 promulgated under the Securities Act, we raised a total of $5,325,000 by issuing 43,803,678 shares of our series A preferred stock.

From December 1, 2022, to February 8, 2023, in reliance on Section 4(a)(2) of the Securities Act and under Rule 506 promulgated under the Securities Act, we raised a total of $1,108,217 by issuing 4,135,238 shares of our common stock for a price of $0.268 per share.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

None.

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [X] Yes [__] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Operations

We are a HVAC and plumbing holding company with a limited operating history. We have generated limited revenue from operations to date and expect to incur additional losses and increased operating expenses in future periods.

The Company does not expect to achieve profitability approximately within the next 12 months and intends to focus on the following:

- We plan to continue to grow our business through acquisitions
- We plan to continue to add new service offerings to our existing customers
- We plan to leverage our digital marketing team to grow our portfolio

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to pay staff, repay loans, pursue acquisitions and add business development capability. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $2,208,859 in cash and cash equivalents which be augmented by the Offering proceeds and used to execute our business strategy.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the audited financial statements for the years ended December 31, 2021 and 2020.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      (i) in connection with the purchase or sale of any security? [___] Yes [X] No

      (ii) involving the making of any false filing with the Commission? [___] Yes [X] No

      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

   If Yes to any of the above, explain:_____

   (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      (i) in connection with the purchase or sale of any security? [___] Yes [X] No;

      (ii) involving the making of any false filing with the Commission? [___] Yes [X] No

      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

   If Yes to any of the above, explain:_____

   (3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      (i) at the time of the filing of this offering statement bars the person from:

         (A) association with an entity regulated by such commission, authority, agency or officer? [___] Yes [X] No

58

(B) engaging in the business of securities, insurance or banking? [___] Yes [X] No

(C) engaging in savings association or credit union activities? [___] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [___] Yes [X] No

If Yes to any of the above, explain:_____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [___] Yes [X] No

(ii) places limitations on the activities, functions or operations of such person? [___] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [___] Yes [X] No

If Yes to any of the above, explain:_____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [___] Yes [X] No

(ii) Section 5 of the Securities Act? [___] Yes [X] No

If Yes to either of the above, explain:_____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [___] Yes [X] No

If Yes, explain:_____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [___] Yes [X] No

If Yes, explain:_____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [___] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   **In addition to the information expressly required to be included in this Form, include:**

       (1) any other material information presented to investors; and

       (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023 (120) days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on our website at www.snowballinc.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $25,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached audited financial statements are true and complete in all material respects.

/s/ Amir Haboosheh
(Signature)

Amir Haboosheh
(Name)

Chief Executive Officer and Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Amir Haboosheh Amir Haboosheh	Chief Executive Officer and Co-Founder	February 8, 2023
/s/ Heather Brooks Heather Brooks	Vice President of Finance	February 8, 2023
/s/ Deven Soni Deven Soni	Executive Chairman, Co-Founder, Director	February 8, 2023
/s/ Manpreet Singh Manpreet Singh	Director	February 8, 2023
/s/ Francis Xavier Helgesen Francis Xavier Helgesen	Co-Founder, Director	February 8, 2023

I, Amir Haboosheh, being the Chief Executive Officer and Co-Founder of Snowball Industries Inc., a Delaware corporation (the "Company"), hereby certifies as of this date that:

(i)   the accompanying audited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the period from the Company's inception to December 31, 2021, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

/s/ Amir Haboosheh
(Signature)

Amir Haboosheh
(Name)

Chief Executive Officer and Co-Founder
(Title)

February 8, 2023
(Date)

EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Subscription Agreement

EXHIBIT A

Audited Financial Statements

Snowball Industries, Inc.

Consolidated Financial Statements
Year Ended December 31, 2021 and
the Period from September 17, 2020 (Inception) through December 31, 2020

Contents

Frank, Rimerman + Co. LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Snowball Industries, Inc.
Stateline, Nevada



Certified
Public
Accountants

Qualified Opinion

We have audited the accompanying consolidated financial statements of Snowball Industries, Inc. (a Delaware corporation) (the "Company"), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the "consolidated financial statements").

In our opinion, except for the possible effects of the matter described in the Basis for Qualified Opinion section of our report, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Basis for Qualified Opinion

We were unable to obtain sufficient appropriate audit evidence to complete our audit procedures regarding the following items related to management's responsibility over its income tax accrual:

- the Company's net deferred income tax assets stated at $1,528,365 as disclosed in Note 12, Income Taxes,

- the Company's position that the net deferred income tax asset was fully reserved for with a valuation allowance,

- the Company's income tax receivable stated at $73,971 within Other Receivables and income tax payable stated at $59,811 within Income Tax Payable as presented on the consolidated balance sheet as of December 31, 2021,

- the Company's income tax expense stated at $296,527 for the year ended December 31, 2021, as presented on the consolidated statement of operations.

Any adjustment to the above amounts might have consequential effect on the consolidated financial position as of December 31, 2021, and the results of operations for the year then ended, and the related disclosures within the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

One Embarcadero Center, Suite 2410 San Francisco, California 94111   t 415.439.1144   www.frankrimerman.com

**An independent member of
Baker Tilly International**

Frank Rimerman + Co. LLP is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows since inception and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Corrections to Prior Period Consolidated Financial Statements

The consolidated financial statements of the Company as of December 31, 2020, and for the period from September 17, 2020 (inception) through December 31, 2020 (the "prior period consolidated financial statements") were audited by other auditors whose opinion dated June 30, 2022, on those statements was unmodified. As more fully described in Note 21 to the consolidated financial statements, the Company has revised its prior period consolidated financial statements to correct errors in revenue recognition (the "adjustments"). The other auditors reported on the prior period consolidated financial statements before the revision.

As part of our audit of the consolidated financial statements, we audited the Company's adjustments described in Note 21 to revise the prior period consolidated financial statements. In our opinion, such adjustments were appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the prior period consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the prior period consolidated financial statements as a whole.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Frank, Rimerman & Co. LLP

San Francisco, California
February 8, 2022

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Independent Auditor's Report

To the Board of Directors
Snowball Industries, Inc.

We have audited the accompanying consolidated financial statements of Snowball Industries, Inc. and Subsidiary, which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations, changes in equity, and cash flows for the period from September 17, 2020 (date of inception) to December 31, 2020 and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Snowball Industries, Inc. and Subsidiary as of December 31, 2020, and the results of their operations and their cash flows for the period from September 17, 2020 (date of inception) to December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Bethesda, Maryland
June 30, 2022

Snowball Industries, Inc.
Consolidated Balance Sheets
December 31, 2021 and 2020

Assets		December 31, 2021		December 31, 2020
				(Revised)
Current Assets				
Cash and cash equivalents	$	2,208,859	$	7,273,692
Restricted cash		-		621,091
Accounts receivable, net of allowance for doubtful accounts of				
$364,822 and $11,353 at December 31, 2021 and 2020, respectively		2,676,066		1,771,842
Retentions receivable		43,270		694,553
Due from stockholders		1,280,000		-
Other receivables		253,228		-
Costs and estimated earnings in excess of billings		76,633		141,785
Inventory		762,293		54,079
Employee retention credits receivable		441,163		-
Other current assets		294,440		-
		8,035,952		10,557,042
Noncurrent Assets				
Deferred income tax assets		-		79,247
Intangibles assets, net		12,888,675		3,003,233
Goodwill		13,513,438		1,299,068
Property and equipment, net		1,172,068		148,392
Other noncurrent assets		34,649		6,609
		27,608,830		4,536,549
Total assets	$	35,644,782	$	15,093,591

Snowball Industries, Inc.
Consolidated Balance Sheets (continued)
December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
Liabilities and Stockholders' (Deficit) Equity		*(Revised)*
Current Liabilities		
Accounts payable	$ 827,620	$ 1,287,018
Due to stockholders	-	300,779
Due to related parties	1,131,996	1,242,182
Income tax payable	59,811	
Current portion of capital lease obligations	97,147	-
Earnout obligation	1,018,257	
Notes payable - related parties	300,000	500,000
Billings in excess of costs and estimated earnings	110,046	251,831
Accrued payroll	347,907	-
Accrued interest	115,708	-
Other current liabilities	299,789	-
	4,308,281	3,581,810
Noncurrent Liabilities		
Long-term Debt, less current portion	31,873,215	10,023,000
Long-term portion of capital lease liabilities	320,608	-
Earnout obligation	-	698,000
	32,193,823	10,721,000
Stockholders' (Deficit) Equity		
Series A preferred stock; $0.0001 par value; 48,433,809 authorized shares; 2021 - 43,803,678 shares issued and outstanding: 2020 - 0 shares issued and outstanding	4,380	-
Common stock, $0.0001 par value, 161,446,307 shares authorized; 2021 - 104,969,678 shares issued and outstanding 2020 - 0 shares issued and outstanding	10,497	-
Additional paid-in capital	6,114,969	845,948
Accumulated deficit	(6,369,168)	(384,232)
(Deficit) equity attributable to Snowball Industries, Inc.	(239,322)	461,716
Noncontrolling interest of consolidated subsidiary	(618,000)	329,065
Total stockholders' (deficit) equity	(857,322)	790,781
Total liabilities and stockholders' (deficit) equity	$ 35,644,782	$ 15,093,591

The accompanying notes are an integral part of the Consolidated Financial Statements
See Independent Auditors' Report

Snowball Industries, Inc.
Consolidated Statements of Operations
For the year ended December 31, 2021 and the Period from September 17, 2020 (Inception)
through December 31, 2020

		2021		September 17, 2020 through December 31, 2020
				(Revised)
Contract and service revenue	$	13,701,867	$	654,249
Cost of contract and service revenue		9,967,182		352,214
Gross profit		3,734,685		302,035
Operating expenses				
Selling, general and administrative		8,094,647		683,705
Depreciation and amortization		1,203,512		17,767
Impairment loss		1,928,692		-
Total operating expenses		11,226,851		701,472
Loss from operations		(7,492,166)		(399,437)
Other income (expense)				
Interest expense		(616,210)		(16,960)
Employee retention credits		634,667		-
Forgiveness of payroll protection program loan		667,165		-
Other income, net		171,070		-
Total other income (expense), net		856,692		(16,960)
Loss before income tax (expense) benefit		(6,635,474)		(416,397)
Income tax (expense) benefit		(296,527)		79,247
Net loss		(6,932,001)		(337,150)
Less: Net (loss) income attributable to noncontrolling interest of consolidated subsidiary		(947,065)		47,082
Net loss attributable to Snowball Industries, Inc.	$	(5,984,936)	$	(384,232)

The accompanying notes are an integral part of the Consolidated Financial Statements
See Independent Auditors' Report

9

Snowball Industries, Inc.
Consolidated Statements of Stockholders' (Deficit) Equity
For the year ended December 31, 2021 and the Period from September 17, 2020 (Inception) through December 31, 2020

	Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Noncontrolling Interest	Total Stockholders' (Deficit) Equity
	Shares	*Amount*	*Shares*	*Amount*				
Balance, September 17, 2020 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Acquisition of Contracting and Clover - US	-	-	-	-	845,948	-	281,983	1,127,931
Restated Net income (loss)	-	-	-	-	-	(384,232)	47,082	(337,150)
Restated Balance, December 31, 2020	-	-	-	-	845,948	(384,232)	329,065	790,781
Issuance of Series A preferred stock, net of issuance costs	43,803,678	4,380	-	-	5,269,021	-	-	5,273,401
Issuance of common stock	-	-	104,969,678	10,497	-	-	-	10,497
Net loss	-	-	-	-	-	(5,984,936)	(947,065)	(6,932,001)
Balance, December 31, 2021	43,803,678	$ 4,380	104,969,678	$ 10,497	$ 6,114,969	$ (6,369,168)	$ (618,000)	$ (857,322)

The accompanying notes are an integral part of the Consolidated Financial Statements
See Independent Auditors' Report

10

Snowball Industries, Inc.
Consolidated Statements of Cash Flows
For the year ended December 31, 2021 and the Period from September 17, 2020 (Inception)
through December 31, 2020

	2021	September 17, 2020 through December 31, 2020
		(Revised)
Operating Activities		
Net loss	$ (6,932,001)	$ (337,150)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities		
Depreciation and amortization	1,203,512	17,767
Impairment loss on intangible assets	1,928,692	-
Amortization of debt issuance cost	38,585	2,500
Deferred income taxes	79,247	(79,247)
Bad debt expense	274,739	-
Gain on earnout obligation	(343,743)	-
Forgiveness of paycheck protection program loans	(667,165)	-
Changes in assets and liabilities:		
Accounts receivable	(1,171,834)	798,802
Retentions receivable	651,283	3,449
Costs and estimated earnings in excess of billings	65,152	(139,823)
Inventory	(154,608)	-
Other assets	(152,467)	3,398
Accounts payable and due to others and related party	(1,457,014)	876,647
Billings in excess of costs and estimated earnings	(141,785)	(427,646)
Other current and accrued liabilities	751,398	-
Net cash (used in) provided by operating activities	(6,028,009)	718,697
Investing Activities		
Capital expenditures	(136,612)	-
Purchase of Diamondback Holdings, LLC, EV Anderson Holdings, Inc., and 1345503 Canada, Inc., net of cash acquired	(5,398,674)	886,225
Net cash (used in) provided by investing activities	(5,535,286)	886,225
Financing Activities		
Proceeds from long term debt	457,438	300,779
Proceeds from notes payable	-	5,989,082
Repayment of notes payable	(500,000)	-
Payments on capital leases	(31,130)	-
Proceeds received from payroll protection program loans	667,165	-
Issuance of Series A preferred stock, net of issuance cost	5,273,401	-
Proceeds from issuance of common stock	10,497	-
Net cash provided by financing activities	5,877,371	6,289,861

The accompanying notes are an integral part of the Consolidated Financial Statements
See Independent Auditors' Report

Snowball Industries, Inc.
Consolidated Statements of Cash Flows (Continued)
For the year ended December 31, 2021 and the Period from September 17, 2020 (Inception) through December 31, 2020

	2021	September 17, 2020 through December 31, 2020 *(Revised)*
Increase (Decrease) in Cash and Cash Equivalents and Restricted Cash	(5,685,924)	7,894,783
Cash and Cash Equivalents and Restricted Cash, beginning of year	7,894,783	-
Cash and Cash Equivalents and Restricted Cash, end of year	$ 2,208,859	$ 7,894,783
Cash and Cash Equivalents, end of year	2,208,859	7,273,692
Restricted Cash, end of year	-	621,091
Cash and Cash Equivalents and Restricted Cash, end of year	$ 2,208,859	$ 7,894,783
Supplemental Cash Flows Information		
Cash paid for income taxes	291,252	-
Supplemental Disclosures for Non-Cash Investing and Financing Activities		
Contingent consideration for business acquisitions	664,000	-
Capital lease obligation incurred for equipment	448,885	-
Debt assumed	21,654,192	-
Non-cash working capital adjustment - business acquisitions	288,839	-

The accompanying notes are an integral part of the Consolidated Financial Statements
See Independent Auditors' Report

12

Snowball Industries, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Note 1: Nature of Operations and Summary of Significant Accounting Policies

The Business

Snowball Industries, Inc. (the Company) is engaged in the business of acquiring and improving the operations of companies operating primarily in the home services areas, such as plumbing and heating, ventilation and air conditioning (HVAC). The Company is headquartered in Stateline, Nevada and was incorporated in Delaware on September 17, 2020. The Company has four subsidiaries: EV Anderson Holdings, Inc. (Anderson), Diamondback Holdings LLC, (Diamondback) and 13455033 Canada, Inc. (Savvy), all of which are wholly owned, and EV Clover Holdings, LLC (Clover), which is 75% owned by the Company During 2022, Diamondback changed its name to SB Diamondback Holdings, LLC.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S.) (U.S. GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (ASC) and as amended by Accounting Standards Updates (ASUs) of the Financial Accounting Standards Board (FASB). The consolidated financial statements include the accounts of the Company and its three wholly owned subsidiaries.

The Company also has a controlling financial interest in Clover that is consolidated and the portion of equity (deficit) and the net income (loss) attributable to the 25% noncontrolling interest is reported separately in the consolidated financial statements. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

The level of uncertainties and volatility in the global financial markets and economies resulting from the coronavirus (COVID-19) pandemic as well as the uncertainties related to the impact of the pandemic on Company operations and financial performance. Management considered the impact of the COVID-19 pandemic on the assumptions and inputs (including market data) supporting certain of these estimates, assumptions, and judgements used in determining estimates used in the consolidated financial statements. Estimates are based on historical experience, where applicable, and other assumptions which management believes are reasonable under circumstances. The more significant estimates made by management include, but are not limited to, those relating to allowance for doubtful accounts, valuation of assets acquired, and liabilities assumed in business combinations, income taxes, and the useful lives of property and equipment and intangible assets. However, these estimates may change in future periods as new events occur and additional information is obtained, and actual results could differ from those estimates.

Snowball Industries, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The Company has applied the FASB ASC Topic 820, *Fair Value Measurement* (Topic 820), which requires a fair value hierarchy to be applied to all fair value measurements. All financial instruments recognized at fair value are classified into one of three levels in the fair value hierarchy as follows:

Level 1:   Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2:   Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not in active markets; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from, or corroborated by, observable market data by correlation or other means.

Level 3:   Valuation techniques with significant unobservable market inputs.

An asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's financial instruments consist of earn-out obligations resulting from business acquisitions. See Notes 4 and 10.

Business Acquisitions

The Company accounts for business acquisitions in accordance with FASB ASC Topic 805, *Business Combinations* (Topic 850). All assets acquired, liabilities assumed, contractual contingencies and contingent consideration are recognized at their fair value on the acquisition date. Any excess purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Acquisition costs are recorded as other expenses in the consolidated statements of operations. See Note 4.

Several valuation methods may be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, the Company typically uses the income method. This method starts with a forecast of all of the expected future net cash flows for each asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset's life cycle, and the competitive trends impacting the asset. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Snowball Industries, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Concentration of Credit Risk

Financial instruments which potentially expose the Company to a concentration of credit risk consist principally of cash and cash equivalents, and accounts receivable.

The Company maintains a portion of its cash and cash equivalent deposits at commercial banks in Canada, which are insured by the Canada Deposit Insurance Corporation up to $79,000 at each bank. The Company's Canadian deposits exceeded the insured limit by approximately $111,000 as of December 31, 2021. The remainder of the Company's cash and cash equivalent deposits are maintained at U.S. commercial banks, which are insured by the Federal Deposit Insurance Corporation up to $250,000 at each bank. The Company's U.S. deposits exceeded the insured limit by approximately $1,195,000 as of December 31, 2021. The Company has not experienced any losses on its cash and cash equivalent deposits through December 31, 2021. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable are contract assets derived from providing services to customers. The Company generally grants credit without collateral; however, management believes its contract acceptance, billing, and collection policies are adequate to minimize potential credit risk. The Company can generally place liens against constructed assets in the event of nonpayment by certain customers.

Major customers are defined as those generating contract and service revenue in excess of 10% of the Company's annual revenue. The Company had no major customers during the year ended December 31, 2021. The Company had two major customers during the period from September 17, 2020 (inception) through December 31, 2020, which accounted for 52% of accounts receivable for the respective period.

Restricted Cash

Restricted cash as of December 31, 2020 included an amount held in escrow to fund deferred payments due to the seller in the acquisition of Clover. See Note 4.

Surety Bonds

The Company may be required to provide surety bonds as a condition for entering into certain contracts. The Company obtains the bonds from a surety for a fee. The bonds are issued at the surety's discretion under a bonding program, which is renewed annually and may contain limits with respect to individual contract value and total contract value for all bonded contracts outstanding. The Company has indemnified the surety against claims or losses incurred related to the bonds.

Operating Cycle

In accordance with normal practice in the construction industry, the Company has included assets including retentions receivable of $43,270 and $694,553 as of December 31, 2021 and 2020, respectively, and liabilities, including retentions payable totaling $0 and $200,791 as of December 31, 2021 and 2020, respectively, related to long-term construction contracts in current assets and current liabilities on consolidated balance sheets. These assets and liabilities will be liquidated over the course of contract completion, which may exceed one year. The Company's contracts generally range from one month to two years in duration.

Revenue Recognition

The Company recognizes revenue in accordance with the FASB ASC Topic 606, *Revenue from Contracts with Customers* (Topic 606). The Company determines revenue recognition under Topic 606 through the following steps:

- Identification of the contract, or contracts, with the customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the Company satisfies a performance obligation

Clover derives revenue from construction contracts with private customers in the Washington, DC metropolitan area of the U.S. Clover mainly provides and installs plumbing systems and heating, ventilation, and air conditioning systems in a wide variety of commercial projects, including newly constructed base buildings, as well as tenant build-outs and renovations. Clover recognizes construction revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer. Long-term construction contracts are generally accounted for as one performance obligation. For contracts with multiple performance obligations, Clover allocates the contract's transaction price to each performance obligation using Clover's best estimate of the standalone selling price of each distinct service in the contract progress toward completion of Clover's contracts is measured by the percentage of total costs incurred to date to the estimated total costs for each contract. This method is utilized because management considers the cost-to-cost method to be the best available measure of progress on these contracts.

Contract costs include all direct material, labor costs, subcontract costs, equipment costs, and other direct contract costs, as well as indirect costs related to contract performance, such as indirect labor and fringe benefits. Costs of inefficiencies or wasted resources (material or labor) are excluded when measuring progress and are expensed as incurred. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which the losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from variable consideration (such as incentives for completing a contract early or on time, penalties for not completing a contract on time, claims for which Clover has enforceable rights, or contract modifications or change orders in which the scope of modification has been approved, but the price has not been determined or approved) are typically accounted for as changes in estimates in the current period, but limited to an amount that will not result in a significant reversal of construction revenue in future periods.

Constraining estimates of variable consideration does not apply when estimating accrued losses on uncompleted contracts. Estimates of variable consideration and determination of whether to include estimated amounts in the contract price are based largely on an assessment of anticipated performance and all information (historical, current, and forecasted) that is reasonably available to management. If the scope of the contract increases because of the addition of promised goods or services that are distinct and the price of the contract increases by an amount reflecting the standalone selling price of the additional services, the contract modification is accounted for as a separate contract. If the modification does not increase the price of the contract by an amount that reflects the standalone selling price of the additional services, the contract modification is accounted for as a termination of the existing contract and creation of a new contract.

Clover's revenue is typically recognized under fixed price or lump sum contracts. Fixed price or lump sum contracts generally commit Clover to provide all the resources required to complete a project for a fixed sum. Fixed price and lump sum contracts transfer more risk to Clover but offer the opportunity for greater profits. Billings on fixed price and lump sum contracts are typically based on estimated progress against predetermined contractual milestones.

Clover's revenue is generated from various types of customers. Services are provided to general contractors and private customers through negotiated contract arrangements as well as through competitive bids.

Warranties provided under Clover's contracts with customers are assurance-type and do not represent separate performance obligations. The warranty period will run for a year after substantial completion of the contractual obligations. During the warranty period, Clover is responsible for furnishing material and labor to absolve any workmanship issues directly related to Clover's scope of performance after reaching substantial completion. Costs are recognized as incurred.

The contract asset, "Costs and estimated earnings in excess of related billings," represents revenue recognized in excess of amounts billed. The balance of this contract asset was $76,633 and $141,785 as of December 31, 2021 and 2020, respectively. The contract liability, "Billings in excess of related costs and estimated earnings," represents billings in excess of revenue recognized. The balance of this contract liability was $110,046 and $251,831 as of December 31, 2021 and 2020, respectively.

Diamondback derives revenue from plumbing maintenance and repair services with private customers in the greater Phoenix metropolitan region of the U.S. Anderson derives revenue from installation, repair, and maintenance services for HVAC systems with private customers in the Northwest Arkansas metropolitan region of the U.S. Diamondback and Anderson typically enter into contracts for services that are provided to the customer on an as-needed basis. Services are provided to these customers through negotiated contract arrangements, as well as through competitive bids. Revenue is recognized in an amount that depicts the consideration Diamondback or Anderson expect to be entitled to when control of the contracted service is transferred to the customers. Revenue is not recognized unless collectability under the contract is considered probable, the contract has commercial substance, and the contract has been approved.

Revenue also consists of short-term time-and-material work orders and fixed priced maintenance contracts and is recognized at a point in time when services are performed and contractually billable. The work typically includes plumbing, heating, ventilation, air conditioning and mechanical service work orders and annual maintenance contracts for residential and private commercial customers. Billings typically occur within a few days to one month of when work is completed.

The Company also enters into certain long-term service and maintenance agreements. Any amounts billed under the terms of these agreements in advance of the service being performed are recorded as deferred revenue, a contract liability, on the consolidated balance sheets and revenue is recognized as the services are performed.

Savvy derives revenue for marketing services incurred in Canada and the U.S. Revenue is recognized when control of the promised services is transferred to the customer, in an amount that reflects the consideration that it expects to be entitled to in exchange for the services, using the right in invoice practical expedient.

The following tables present the Company's revenues disaggregated by the timing of revenue recognized during the year ended December 31, 2021 and the period from September 17, 2020 (inception) through December 31, 2020:

	2021	2020
Services transferred over time	$ 3,750,952	$ 594,737
Services transferred at a point in time	9,950,915	59,512
Total contract and service revenue	$ 13,701,867	$ 654,249

Capitalized Contract Costs

Fulfillment costs are those costs that directly relate to a contract or anticipated contract that can be specifically identified, generate or enhance resources that will be used in satisfying or continuing to satisfy performance obligations in the future and are expected to be recovered. Incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Company does not typically incur significant fulfillment or incremental costs to obtain customer contracts. When significant fulfillment and incremental costs are incurred, they are capitalized and included in capitalized contract costs on the consolidated balance sheets and amortized over the life of the contract. The Company did not capitalize any fulfillment or incremental costs through December 31, 2021.

For significant financing components, the Company elected a practical expedient, which allows an entity to recognize the promised amount of consideration without adjusting for the time value of money if the contract has a duration of one year or less, or if the reason the contract extended beyond one year is because the timing of delivery of the product is at the customer's discretion. As the Company's contracts are typically less than one year in length and do not have significant financing components, the Company does not present revenue on a present value basis.

Accounts Receivable, Net of Allowance for Doubtful Accounts

The Company's accounts receivable, net of allowance for doubtful accounts, consists primarily of billings to its customers for services. Accounts receivables normally have terms of 30 days, and the Company has no interest provision for customer accounts that are past due. The Company maintains an allowance for estimated losses resulting from the inability of customers to make required payments, as needed. Management periodically evaluates the collectability of accounts receivable based on a combination of factors, including customer payment history, known customer circumstances, the overall aging of customer balances and trends. In circumstances where management is aware of a specific customer's inability to meet its financial obligations, an allowance is recorded to reduce the receivable amount to an amount estimated to be collectable.

Retentions Receivable

Retentions billed but not paid pursuant to contract provisions will be due upon completion of the Company's construction contracts. Based on the Company's experience, management considers all amounts classified as retentions receivable to be collectible.

Prepaid Expenses

Prepaid expenses consist primarily of prepaid insurance, rent and other expenses paid in advance, but for which the services are to be incurred in the future.

Inventory

The Company's inventory consists primarily of plumbing, heating, ventilation, and air conditioning related products. Inventory is valued at the lower of cost or net realizable value, with cost being determined using the weighted-average cost method.

Property and Equipment, Net

Property and equipment acquired in business combinations are initially recognized at fair value and any subsequent additions will be recorded at cost. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements for the Company are amortized on the straight-line method over the shorter of the remaining noncancelable lease term or the asset's estimated useful life. See Note 4.

The Company evaluates its property and equipment for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the year ended December 31, 2021, and for the period ended December 31, 2020, there were no events or changes in circumstances that indicated impairment of long-lived assets may have occurred; therefore, no impairment charges to long-lived assets were required to be recorded by the Company.

Intangible Assets

Intangible assets consist primarily of trade names and trademarks, customer relationships, noncompete agreements and contract backlog acquired in business combinations. Finite-lived intangible assets are amortized on a straight-line basis over the estimated useful life or term of the associated agreement. The Company evaluates its intangible assets for potential impairment on an annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Management determined a $1,928,692 impairment was incurred for the year ended December 31, 2021 on Clover's acquired customer relationships and trademarks acquired. No impairment was required to be recorded for the period ended December 31, 2020. See Note 8.

Leases

The Company accounts for its leases in accordance with the FASB ASC Topic 840, *Leases*. The Company currently has operating leases, primarily related to office buildings used in operations and capital leases related to vehicles. Refer to Note 17 for further details.

Goodwill

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not amortized but is subject to impairment. The Company performs a goodwill impairment annually,. unless impairment indicators are present that could require an interim impairment test.

The Company may elect to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. This qualitative assessment requires an evaluation of any excess of fair value over the carrying value and significant judgment regarding potential changes in valuation inputs, including a review of the Company's most recent long-range projections, analysis of operating results versus the prior year, changes in market values, changes in discount rates and changes in terminal growth rates assumptions. If it is determined that an impairment is more likely than not to exist, then the Company is required to perform a quantitative assessment to determine if goodwill is impaired and to measure the amount of goodwill impairment, if any. The Company's most recent annual impairment testing as of December 31, 2021 consisted of a qualitative and quantitative assessment and did not result in any goodwill impairment charge. See Note 8.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of accrued payroll and interest.

Advertising and Marketing Costs

Advertising and marketing costs are included in selling, general and administrative expenses and are expensed as incurred. Advertising and marketing costs totaled $300,946 and $4,095 for the year ended December 31, 2021 and for the period ended December 31, 2020, respectively.

Share-Based Compensation

The Company provides additional compensation incentive for certain Company employees under share-based plans. As of December 31, 2021, no expense has been recognized in relation to the incentive agreements. See Note 15.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts recorded for income tax purposes. A valuation allowance is provided against the Company's deferred income tax assets when their realization is not reasonably assured.

Payroll Protection Program Loans

In 2021, the Company entered into unsecured promissory note agreements with a commercial bank pursuant to the Paycheck Protection Program (PPP) administered by the U.S. Small Business Administration (SBA). According to the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act), PPP loans provide for forgiveness of up to the full principal amount and accrued interest if the funds are used for payroll costs, rent, and utilities.

During 2021, the Company received notification the full amount of the PPP Loans and accrued interest were forgiven by the SBA. As a result, the Company recorded a gain from the forgiveness of the PPP loans in the consolidated statement of operations for the year ended December 31, 2021. See Note 3.

Debt Issuance Costs

Debt issuance costs are amortized over the terms of the debt using an imputed rate of interest. Unamortized debt issuance costs are presented as a deduction from the carrying amount of the debt in the consolidated balance sheets. Amortization expense on the debt issuance costs is included in interest expense on the consolidated statements of operations. Payment of debt issuance costs are presented as a financing activity in the consolidated statements of cash flows.

Accounting Pronouncement Not Yet Adopted

In February 2016, the FASB issued ASC Topic 842, *Leases* (Topic 842). This standard requires all entities that lease assets under leases with terms of more than twelve months to capitalize the assets and related leased liabilities on the balance sheet. This standard is effective as of January 1, 2022 The Company is currently evaluating the effect Topic 842 will have on its consolidated financial statements and related disclosures. The Company plans to adopt Topic 842 on January 1, 2022.

Reclassifications

Certain reclassifications have been made to the 2020 consolidated financial statements to conform to the 2021 consolidated financial statement presentation.

Note 2:   Going Concern

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring losses from operations and negative cash flows and has an accumulated deficit of $6,369,168 as of December 31, 2021. These factors raise substantial doubt about the ability to continue as a going concern. The ability to continue as a going concern is dependent on the Company's ability to achieve profitable operations and positive cash flows in the near term, and/or develop additional sources of debt or equity funding. Management's plans with respect to continued operations include changing the weight of service offerings provided by the Company and raising additional capital through sales of equity or debt securities as necessary to pursue its business plans and sustain operations until such time as the Company can achieve profitability. Without additional capital raised the Company may will not be able to meet its current obligations through the next twelve months. However, there can be no assurance that management will be successful in obtaining additional funding or in attaining profitable operations.

Snowball Industries, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3:   COVID-19 and CARES Act Funding

On March 27, 2020, the U.S. enacted the CARES Act in response to the COVID-19 pandemic. The CARES Act, among other things, permitted U.S. Federal and State net operating loss (NOL) carryovers and carrybacks to offset 100% of taxable income for the taxable year ended December 31, 2020.

On February 17, 2021, the Company entered into an unsecured promissory loan with a commercial bank for $55,500, pursuant to the second round of the PPP (the Second Round PPP Loan), which was established under the Economic Aid to Hard-Hit Small Business, Nonprofits, and Venues Act (the Economic Aid Act) administered by the SBA. The Second Round PPP Loan promissory loan contains customary events of default relating to, among other things, payment defaults, breach of representations and warranties, or provisions of the promissory loan. The occurrence of an event of default may result in the repayment of the amount outstanding and/or filing suit and obtaining judgement against the Company. Under the Economic Aid Act, Second Round PPP Loan recipients meeting certain criteria set by the SBA may be eligible for full or partial forgiveness of the loan. The Company submitted its application for the Second Round PPP Loan forgiveness during 2021 and received notice on October 5, 2021 that the SBA approved forgiveness of the full amount of the Second Round PPP Loan and the related interest. For the year ended December 31, 2021, the Company has recorded a gain for the forgiveness of the Second Round PP Loan on the consolidated statement of operations.

On February 18, 2021, the Company entered into a second unsecured promissory loan with a commercial bank for an aggregate principal amount of $611,665, pursuant to the second round of the PPP (the Second Round PPP Loan II). The Company submitted its application for Second Round PPP Loan II forgiveness during 2021 and received notice on December 15, 2021 that the SBA approved forgiveness of the full amount of the Second Round PPP Loan II and the related interest. For the year ended December 31, 2021, the Company has recorded a gain for the forgiveness of the Second Round PPP Loan II on the consolidated statement of operations.

There is a six-year period during which the SBA can review the Company's forgiveness calculations and the SBA review could result in the Company being required to repay the amounts forgiven along with possible interest and penalties. Management believes the Company's requests for forgiveness of the PPP loans will be upheld upon review by the SBA.

During 2021, the Company recognized $634,667 in Employee Retention Credits (ERCs) as other income in the consolidated statement. The ERCs provide eligible employers with credits per employee based on wages and benefits paid. The Company recognized funds when reasonably expected as a gross amount, of which $441,163 is reflected as a receivable at December 31, 2021.

Snowball Industries, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Note 4: **Business Acquisitions**

Acquisition of Diamondback Plumbing Services, Inc.

On August 5, 2021, Diamondback entered into an asset purchase agreement to purchase substantially all assets of Diamondback Plumbing Services, Inc. (Acquired Diamondback) for an adjusted purchase price of $12,242,839. The acquisition expanded the Company's market share and footprint into new geographic markets. Acquisition costs related to Acquired Diamondback of $409,595 are included on the 2021 consolidated statement of operations within operating expenses.

The Company accounted for Acquired Diamondback as a business combination and the purchase price was allocated to tangible and intangible assets acquired based on their fair values as of the closing date of the transaction. The excess of the fair value of the purchase consideration over those fair value amounts was recorded as goodwill, which will be amortized over a period of 15 years for tax purposes. The acquisition resulted in the recognition of $6,581,492 of goodwill attributable to the anticipated profitability of Acquired Diamondback, through the expansion of the Company's geographic footprint in the plumbing space and assembled workforce, among other strategic benefits.

The acquisition provided the sellers an earn-out opportunity of up to $454,000 based on Acquired Diamondback's Adjusted EBITDA (as defined in the purchase agreement) for the twelve-month period ended August 4, 2022, estimated using the income approach. Subsequent to the acquisition date, the contingent earn-out obligation was remeasured at fair value. The change in the estimated fair value of the contingent payment of $345,257 has been recognized in operations within other income, net.

Management, with the assistance of a third-party valuation firm, has estimated the fair value of the assets acquired as of the date of the acquisition. The following summarizes the purchase consideration:

Purchase consideration		
Cash consideration paid at closing	$	6,000,000
Debt assumed (at fair value)		5,500,000
Contingent consideration (at fair value)		454,000
Working capital adjustment		288,839
Total purchase consideration	$	12,242,839

Cash consideration is comprised of a long-term component payable within four years recorded in long-term debt (see Note 9) and contingent consideration recorded as an earnout obligation on the consolidated balance sheet.

Snowball Industries, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

The information below summarizes the amounts of assets acquired as of the closing date of the transaction.

	Diamondback Plumbing Services, Inc.
Cash and cash equivalents	$ 150,000
Accounts receivable	419,897
Inventory	164,808
Property and equipment	382,642
Goodwill	6,581,492
Trade name and trademarks	680,000
Non-compete agreement	55,000
Customer relationships	3,809,000
Total identifiable assets acquired, net of liabilities assumed	$ 12,242,839

Management utilized a combination of the income, cost, and market valuation approaches to determine the fair value of the assets acquired. Accounts receivable were short-term in nature and considered to be collectible and, therefore, the carrying amounts of these assets were determined to represent their fair values. Inventory consisted of materials and supplies, and their fair value was based on the estimated net realizable value of the assets. The carrying amount of property and equipment acquired represented their fair values.

The fair value of trade name and trademarks was determined by applying the relief from royalty method. The fair value of the non-compete agreements was determined by applying the differential income approach. The multi-period excess earnings method was used to determine the fair value of the customer relationships.

Acquisition of Anderson Heating and Air Conditioning, Inc.

On September 1, 2021, Anderson entered into a stock sale and purchase agreement to purchase 100% of the shares in Anderson Heating and Air Conditioning, Inc. (Acquired Anderson) for an adjusted purchase price of $16,173,492. The acquisition expanded the Company's market share and footprint into new geographic markets. The former stockholder of Acquired Anderson is a major stockholder in the Company. Acquisition costs related to Acquired Anderson of $245,714 are included on the 2021 consolidated statement of operations within operating expenses.

The Company accounted for Acquired Anderson as a business combination and the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their fair values as of the closing date of the transaction. The excess of the fair value of the purchase consideration over those fair value amounts was recorded as goodwill. The acquisition resulted in the recognition of $5,469,915 in goodwill attributable to the anticipated profitability of Acquired Anderson through the expansion of the Company's geographic footprint in the HVAC space and assembled workforce, among other strategic benefits.

Snowball Industries, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Management, with the assistance of a third-party valuation firm, has estimated the fair value of the assets acquired and liabilities assumed as of the date of the transaction. The following summarizes the purchase consideration:

Purchase consideration		
Cash consideration paid at closing	$	319,300
Debt assumed (at fair value)		15,854,192
Total purchase consideration	$	16,173,492

The information below summarizes the amounts of identifiable assets acquired and liabilities assumed, as of the closing date of the transaction.

	Anderson Heating and Air Conditioning, Inc.	
Cash and cash equivalents	$	1,082,295
Accounts receivable		1,458,057
Other current assets		124,352
Inventory		388,798
Property and equipment		203,914
Goodwill		5,469,915
Trade name and trademarks		757,000
Customer relationships		7,193,000
Accounts payable		(503,006)
Other liabilities		(833)
Total identifiable assets acquired, net of liabilities assumed	$	16,173,492

Management utilized a combination of the income, cost and market valuation approaches to determine the fair value of the assets of Acquired Anderson. Accounts receivable were short-term in nature and considered to be collectible and, therefore, the carrying amounts of these assets were determined to represent their fair values. Other current assets are short term in nature and were valued at their carrying value. Inventory consisted of materials and supplies, and their fair value based on the estimated net realizable value of the assets. The carrying amount of property and equipment acquired represented their fair value. Debt assumed consisted of a Main Street Priority Loan Program loan. See Note 9.

The fair value of the trade name and trademarks was determined by applying the relief from royalty method. The multi-period excess earnings method was used to determine the fair value of the customer relationships.

Acquisition of Digitally Savvy Inc. and Build Media Group

On December 9, 2021, Savvy entered into a share sale agreement to purchase 100% of the shares in Digitally Savvy Inc. and Build Media Group (collectively, DSBM) for a total purchase price of $872,718. The DSBM expanded the Company's service offerings and internal resources. Acquisition costs related to DSBM of $60,495 are included on the 2021 consolidated statement of operations within operating expenses.

The Company accounted for the acquisition as a business combination and the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their preliminary fair value as of the closing date of the transaction. The excess of the fair value of the purchase consideration over those fair values amounts was recorded as goodwill. The acquisition resulted in the recognition of $162,963 of goodwill attributable to the anticipated profitability of DSBM through the expansion of the Company's service offerings and internal resources.

The acquisition provided the sellers an earn-out opportunity of up to $210,000 based on DSBM's Adjusted EBITDA (as defined in the purchase agreement) for the six-month period ended June 30, 2022, estimated using the income approach.

Total purchase consideration was as follows:

Purchase consideration		
Cash consideration paid at closing	$	90,000
Debt assumed (at fair value)		300,000
Contingent consideration (at fair value)		210,000
Working capital adjustment		272,718
Total purchase consideration	$	872,718

Cash consideration is comprised of a long-term component payable within twelve months recorded in current note payable (see Note 9) and contingent consideration recorded as an earnout liability on the consolidated balance sheet.

The information below summarizes the amounts of identifiable assets acquired and liabilities assumed as of the closing date of the transaction.

	DSBM	
Cash and cash equivalents	$	339,888
Accounts receivable		103,566
Other current assets		45,661
Goodwill		162,963
Trade name and trademarks		26,182
Customer relationships		349,087
Accounts payable		(143,456)
Other liabilities		(11,173)
Total identifiable assets acquired, net of liabilities assumed	$	872,718

Management utilized a combination of the income, cost, and market valuation approaches to determine the fair value of the assets acquired. Accounts receivable were short-term in nature and considered to be collectible and, therefore, their carrying amount was determined to represent fair value. Other current assets were short term in nature and their carrying amount was determined to represent fair value.

The fair value of the trade name and trademarks was determined by applying the relief from royalty method. The multi-period excess earnings method was used to determine the fair value of the customer relationships.

Acquisition of Clover Contracting LLC and Clover-US, LLC

On December 18, 2020, Snowball Industries Inc., through Clover, entered into a stock purchase agreement to acquire 75% of the economic interests in Clover Contracting, LLC and Clover-US, LLC (Acquired Clover) for an adjusted purchase price of $7,599,531 through a series of transactions (collectively, the Transaction).

Under the terms of the Transaction, the Company obtained a $10,225,000 debt facility (see Note 9) and $800,000 of contributed capital from the purchaser, Clover, and used part of those proceeds to fund the Transaction.

The acquisition of Acquired Clover was accounted for as a business acquisition using the purchase method of accounting, with the assets acquired measured at their fair values as of the date of acquisition. The amount of goodwill recognized represents the excess of the purchase consideration over the estimated fair value of the acquired assets, net of liabilities assumed. The excess of the fair value of the purchase consideration over those fair values amounts of net assets acquired was recorded as goodwill, which will be amortized over a period of 15 years for income tax purposes. The acquisition resulted in the recognition of $1,299,068 of goodwill attributable to the anticipated profitability of Acquired Clover through the expansion of the Company's geographic footprint in the plumbing and HVAC space and assembled workforce, among other strategic benefits.

The acquisition provided the sellers an earn-out opportunity, the earn-out period expires December 31, 2022. Subsequent to the acquisition date, the contingent earn-out obligation was remeasured at fair value. The changes in the estimated fair value of the contingent payment of $(698,000) was recognized within other income, net in the 2021 consolidated statement of operations.

Transaction expenses totaling $354,258 during the period from September 17, 2020 (inception) through December 31, 2020 were recorded in consolidated statement of operations within operating expenses.

Management, with the assistance of a third-party valuation firm, has estimated the fair value of the assets and liabilities acquired as of the date of the Transaction. The following summarizes the purchase consideration:

Purchase consideration		
Cash consideration paid at closing	$	636,225
Rollover equity		1,027,069
Debt assumed (at fair value)		5,000,000
Contingent consideration (at fair value)		698,000
Working capital adjustment		238,237
Total purchase consideration	$	7,599,531

Cash consideration is comprised of a long-term component recorded as a note payable (see Note 9) and contingent consideration recorded as an earnout liability on the consolidated balance sheets.

The following summarizes the estimated fair value of assets acquired and liabilities assumed, as of the date of the acquisition:

	Clover Contracting LLC and Clover-US, LLC
Cash and cash equivalents	$ 886,225
Accounts receivable	3,268,646
Other current assets	57,477
Property and equipment	148,392
Other assets	6,609
Goodwill	1,299,068
Trade name and trademarks	921,000
Non-compete agreements	60,000
Customer relationships	1,871,000
Backlog	169,000
Accounts payable and accrued expenses	(410,345)
Other liabilities	(677,541)
Total identifiable assets acquired, net of liabilities assumed	$ 7,599,531

Management utilized a combination of the income, cost and market valuation approaches to determine the fair value of the assets acquired. Accounts receivable were short-term in nature and considered to be collectible and, therefore, the carrying amount of the assets were determined to represent fair value. Other current assets were short term in nature and their carrying value were determined to be their fair value. Inventory consisted of materials and supplies, and fair value was based on the estimated net realizable value of the assets. The carrying amount of property and equipment acquired represented their fair value.

The fair value of trade name and trademarks were determined by applying the relief from royalty method. The fair value of the non-compete agreements was determined by applying the differential income approach utilizing the with and without method. The multi-period excess earnings method was used to determine the fair value of customer relationships and backlog.

Note 5:   Accounts Receivable, net and Retentions Receivable

Accounts receivable, net and retentions receivable, consisted of the following:

	2021	2020
Completed contracts	2,158,226	$ 121,947
Contracts in process	441,738	1,572,155
	2,599,964	1,694,102
Service division and other	440,924	89,093
Allowance for doubtful accounts	(364,822)	(11,353)
Total – Accounts receivable, net	2,676,066	$ 1,771,842
Retentions receivable - contracts in process	43,270	$ 694,553

The Company records accounts receivable net of an allowance for doubtful accounts. The allowance is determined based on a review of the estimated collectability of specific accounts, plus a general provision based on historical loss experience and existing economic conditions. Uncollectible amounts are charged off against the allowance for doubtful accounts once management determines the amount, or a portion thereof, to be uncollectible. Bad debt expense for the year ended December 31, 2021 and for the period ended December 31, 2020 was $274,739 and $0, respectively.

Note 6:   Contracts in Process

	2021	2020
Expenditures on uncompleted contracts	$ 362,257	$ 10,665,467
Earnings thereon	55,462	2,581,203
	417,719	13,246,670
Less applicable billings	451,132	13,356,716
	$ (33,413)	$ (110,046)

The following accounts are included on the consolidated balance sheets:

	2021	2020
Costs and estimated earnings in excess of billings	$ 76,633	$ 141,785
Billings in excess of costs and estimated earnings	(110,046)	(251,831)
	$ (33,413)	$ (110,046)

Note 7:   Property and Equipment, net

Property and equipment, net consisted of the following:

	Estimated useful lives (in years)	2021	2020
Construction equipment	5 to 7	$ 132,310	$ 75,670
Trucks and automobiles	5 to 7	966,176	11,351
Leasehold improvements	5 to 15	137,058	-
Office furniture and equipment	3 to 7	84,901	61,371
		1,320,445	148,392
Less accumulated depreciation and amortization		148,377	-
Property and equipment, net		$ 1,172,068	$ 148,392

Depreciation and amortization expense was $148,377 and $0 for the year ended December 31, 2021 and the period ended December 31, 2020, respectively.

Snowball Industries, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Note 8:   **Intangible Assets and Goodwill**

Intangible assets, net consisted of the following as of December 31, 2021 and 2020:

December 31, 2021:

Intangible Asset	Cost	Impairment Charge	Accumulated Amortization	Net	Weighted-Average Useful Life (in Years)	Weighted-Average Estimated Remaining Useful Life (in Years)
Trade name and trademarks	$ 2,384,182	$ 465,367	$ 139,302	$ 1,779,513	11.8	8.8
Noncompete agreements	115,000	-	29,561	85,439	3.5	2.6
Customer relationships	13,222,087	1,463,325	735,039	11,023,723	8.4	7.0
Backlog	169,000	-	169,000	-	1.0	-
	$ 15,890,269	$ 1,928,692	$ 1,072,902	$ 12,888,675		

December 31, 2020:

Intangible Asset	Cost	Accumulated Amortization	Net	Weighted-Average Useful Life (in Years)	Weighted-Average Estimated Remaining Useful Life (in Years)
Trade name and trademarks	$ 921,000	$ 3,533	$ 917,467	10.0	10.0
Noncompete agreements	60,000	7,177	52,823	4.0	3.5
Customer relationships	1,871,000	575	1,870,425	10.0	10.0
Backlog	169,000	6,482	162,518	1.0	1.0
	$ 3,021,000	$ 17,767	$ 3,003,233		

On December 31, 2021, the Company noted Acquired Clover had a triggering event resulting from financial results not achieving expected milestones, and a change in management. Therefore, the Acquired Clover reporting unit was tested for impairment. The Company valued the Acquired Clover intangible assets based on the multi-period excess earnings method for customer relationships and the relief from royalty method for trade name and trademarks. As a result, the Company recorded impairment charges of $465,367 and $1,465,325 related to the customer relationships and trade names and trademarks, respectively, on the consolidated statement of operations. A qualitative test was performed for the Acquired Clover goodwill using residual value valuation following the intangible impairment. Based on the testing performed, management determined that the carrying value of Acquired Clover's net assets were less than the implied fair value of Clover. As a result, no impairment for Clover goodwill was identified as of December 31, 2021.

Amortization expense was $1,055,135 and $17,767 for the year ended December 31, 2021 and the period ended December 31, 2020, respectively. The following table summarizes future amortization of intangible assets at December 31, 2021:

2022	$	1,740,056
2023		1,740,056
2024		1,725,495
2025		1,706,723
2026		1,399,600
Thereafter		4,576,745
	$	12,888,675

Goodwill consisted of the following:

	Clover	Anderson	Diamondback	Savvy	Total
September 17, 2020		$ -	$ -	$ -	$ -
Acquisition of business	1,299,068	-	-	-	1,299,068
December 31, 2020	1,299,068				1,299,068
Acquisition of business	-	5,469,915	6,581,492	162,963	12,214,370
December 31, 2021	$ 1,299,068	$ 5,469,915	$ 6,581,492	$ 162,963	$ 13,513,438

Note 9:   Debt Obligations

Long-term debt consisted of the following:

	2021	2020
Convertible note payable - related party - 0%	$ 1,500,000	$ -
Note payable - related party -1%	-	500,000
Note payable - related party -4%	4,000,000	-
Note payable - related party - (A)	300,000	-
Main Street Loan - (B)	15,988,356	-
Main Street Loan - (B)	10,548,274	10,225,000
Unamortized debt issuance costs	(163,415)	(202,000)
	32,173,215	10,523,000
Less current portion	300,000	500,000
Total long-term debt	$ 31,873,215	$ 10,023,000

(A) 5% + prime rate of interest at TD Canada Trust

(B) Variable interest rate based on the three-month LIBOR rate + three percentage points

Substantially all assets of the Company are pledged as collateral for the Main Street Loan Program notes, without preference, priority, or distinction, under a loan agreement with the U.S. Federal Reserve System.

The annual requirements for principal payments on long-term debt for the next four years are as follows:

2022	$ 300,000
2023	5,480,000
2024	7,980,000
2025	18,576,630
Unamortized debt issuance costs	(163,415)
	$ 32,173,215
Less current portion	(300,000)
	$ 31,873,215

Snowball Industries, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

On October 14, 2021, the Company entered into a commercial line of credit in the amount of $1.5 million. The commercial line of credit expired on October 13, 2022 and was not subsequently renewed. No borrowings were made under the line of credit.

Main Street Loan Program

On December 9, 2020, the Company entered into a $10,225,000 loan agreement (the Loan) with Farmers & Merchants Bank under the U.S. Federal Reserve System's (Fed) Main Street Priority Loan Program (MSPLP). Under the MSPLP, the Fed bought 95% of the new loans, while the issuing bank retained 5% of the loans. The maximum loan amount under the MSPLP was the lesser of $50,000,000 or an amount, when added to current debt, that did not exceed six times the borrower's 2019 EBITDA, as defined. The Loan matures on December 9, 2025 and is secured by all assets of Acquired Clover and is personally guaranteed by two Company stockholders.

Under the terms of the Loan, payment of accrued interest will be deferred during the first year of the Loan. All interest accruing during the first year of the Loan will be capitalized and added to the principal balance on December 9, 2021. A payment of all accrued but uncapitalized interest will be made quarterly beginning on March 9, 2022. In addition to the quarterly payments of interest, a principal payment of 15% of the Loan balance (including capitalized interest) will be due on December 9, 2023 and December 9, 2024, with the remaining 70% of the principal balance due on December 9, 2025 when the Loan matures. The initial interest rate on the Loan was 3.2303% per annum and may change quarterly, beginning March 9, 2021, based on The Wall Street Journal Three Month LIBOR rate (the Index) in effect on the change date, plus three percentage points (the Margin).

On September 1, 2021, the Company assumed debt in the amount of $15,854,192, under the MSPLP in conjunction with the acquisition of Acquired Anderson. A payment of all accrued but uncapitalized interest will be made quarterly beginning on March 11, 2022. In addition to the quarterly payments of interest, a principal payment of 15% of the principal balance (including capitalized interest) will be due on December 11, 2023 and December 11, 2024, with the remaining 70% of the principal balance due (including capitalized interest) on December 11, 2025, when the Loan matures.

The initial interest rate on this Note is 3.220% per annum and may change quarterly, beginning March 11, 2021, based on the Wall Street Journal 3 Month LIBOR rate (the "Index") in effect on the change date, plus 3.000 percentage points (the "Margin")

The Loans are subject to restrictive and financial covenants, including prohibiting any additional borrowings by the Company, the maintenance of a debt service coverage ratio of 1.25 to 1.00 effective for the year ended December 31, 2021, and a forward debt service coverage ratio of 1.00 to 1.00 for 2022 The Company was in violation with its financial covenants as of December 31, 2021. On February 2, 2023, the Company was provided a limited waiver by Farmers & Merchants Bank, which waived the Company's violation of the coverage ratios for the year ended December 31, 2021.

As of December 31, 2021 all funds were advanced on the Main Street Loan Program notes.

Note Payable Savvy

On December 9, 2021, the Company entered into a note payable with the former owner of Savvy, in the amount of $300,000 with a stated interest rate of 5% + prime rate of interest at TD Canada Trust. The note matures in December 2022.

Convertible Note

On August 5, 2021, the Company entered into a convertible promissory note with the seller of Diamondback in the amount of $1,500,000. The note is convertible into common stock of the Company prior to August 5, 2023, at the option of the Company or if the Company has an additional round of equity or Regulation A financing, upon the closing of an initial public offering, or has a change in control, as defined in the note agreement. If not converted, the note will start incurring interest at 4% per annum on August 5, 2023, and will mature on August 5, 2024, with a single balloon payment.

Note Payable Diamondback

On August 5, 2021, the Company entered into a promissory note with the seller of Acquired Diamondback in the amount of $4,000,000. The note has a stated interest rate of 4%. A single balloon payment of the principal balance plus unpaid accrued interest will be required on August 5, 2024, which is the maturity date of the loan.

Note 10: Fair Value Measurement

Recurring Fair Value Measurements

The following tables present the Company's financial liabilities that are measured at fair value on a recurring basis:

	Beginning Balance		Purchases (Settlements)		(Gain) Loss		Ending Balance
Year ended December 31, 2021							
Earn-out liability	$	698,000	$	664,000	$	(343,743)	$	1,018,257
Total Liability	$	698,000	$	664,000	$	(343,743)	$	1,018,257

	Beginning Balance		Purchases (Settlements)		(Gain) Loss		Ending Balance
Period ended December 31, 2020							
Earn-out liability	$	-	$	698,000	$	-	$	698,000
Total Liability	$	-	$	698,000	$	-	$	698,000

	Total Fair Value of Financial Liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Year ended December 31, 2021				
Earn-out liability	$ 1,018,257	$ -	$ -	$ 1,018,257
Total Liability	$ 1,018,257	$ -	$ -	$ 1,018,257

	Total Fair Value of Financial Liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Period ended December 31, 2020				
Earn-out liability	$ 698,000	$ -	$ -	$ 698,000
Total Liability	$ 698,000	$ -	$ -	$ 698,000

Earn-out liabilities

Earn-out liabilities were established in connection with the acquisitions of Acquired Clover, Acquired Diamondback, and DSBM on December 18, 2020, August 5, 2021, and December 9, 2021, respectively. These amounts are recorded as current liabilities in the consolidated balance sheets as of December 31, 2021 and 2020. During 2021, a loss in the amount of $354,257 for Acquired Diamondback's earn-out and a gain in the amount of $698,000 for Acquired Clover's earn-out was recognized in the consolidated statement of operations. The estimated fair value measurement of the earn-out liabilities are primarily based on unobservable inputs, including projected future earnings before interest, taxes, depreciation, and amortization (EBITDA) and the Company's probability of achieving these projections. Accordingly, the earn-out liability was classified as Level 3 within the fair value hierarchy.

Note 11: Stockholders' (Deficit) Equity

Voting Rights

The preferred stockholders are entitled to vote the shares at an equivalent of the conversion ratio as if the preferred stock was converted to common stock.

Dividends and Liquidation Rights

The Series A preferred stock has preferential payment rights in the event of any voluntary or involuntary liquidation, dissolution or deemed liquidation event of the Company, as defined in the Amended and Restated Certificate of Incorporation and will share ratably in the distribution of funds based on the original share issuance price of $0.1239.

A deemed liquidation event is defined as a change in control.

The Series A preferred stock has a priority payment of an 8% annual dividend of the original share price, plus the amount of previously accrued dividends, compounded annually, shall accrue on each share then outstanding. Dividends are paid when and if declared by the Board of Directors. No dividends have been declared as of December 31, 2021 and December 31, 2020, respectively. Total amount of preferred dividends in arrears as of December 31, 2021 and December 31, 2020 was $271,736 and $0, respectively.

Convertible Terms

The preferred stock is convertible, at the option of the holder, into common stock at a ratio as defined by dividing the original issue price of such share of preferred stock by the conversion price for the preferred stock in effect at the time of conversion. Conversion price will equal the amount per share equal to the original issue price of the stock.

Activity of the Company's Series A preferred and common stock for the year ended December 31, 2021, and for the period ended December 31, 2020 is as follows:

	Series A Preferred Stock	Common Stock
Shares Issued and Outstanding, September 17, 2020	-	-
Shares Issued and Outstanding, December 31, 2020	-	-
Issuance of Series A preferred stock	43,803,678	
Issuance of common stock		104,969,678
Shares Issued and Outstanding, December 31, 2021	43,803,678	104,969,678

Note 12: Income Taxes

For the year ended December 31, 2021 for the period ended December 31, 2020, the Company incurred income taxes of $296,527 and $0, respectively, recorded in other income (expense) in the consolidated statements of operations. The $296,527 of current income tax expense is due to Anderson Heating and Air filing a separate return, some states don't conform to bonus depreciation so there is an add-back for those states and some states have a minimum tax due for corporations. The Company applies the provisions set forth in FASB ASC Topic 740, Income Taxes, to account for the uncertainty in accounting for income taxes.

Deferred income taxes result from the tax effect of transactions that are recognized in different periods for consolidated financial statement and income tax reporting purposes. As of December 31, 2021 and 2020, the Company's net deferred income tax assets were approximately $1,528,365 and $79,247 respectively, and have been fully offset by a valuation allowance, as their realization is not reasonably assured. These deferred income tax assets consist primarily of net operating losses and income tax credits, which may be carried forward to offset future income tax liabilities.

Snowball Industries, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Under certain 1986 Tax Reform Act provisions, the availability of the Company's net operating loss and tax credit carryforwards are subject to limitation if it should be determined that there has been a change in the ownership of more than 50% of the value of the Company's capital stock. Such a determination could substantially limit the eventual utilization of these net operating losses and income tax credit carryforwards.

The Company uses the "more likely than not" criterion for recognizing the tax benefit of uncertain tax positions and establishing measurement criteria for income tax benefits. The Company separately records interest and penalties related to income taxes as interest expense or income tax expense, respectively. Clover has an estimated penalty of $5,040 for the period ending 2020 and $4,200 for the year ended December 31, 2021 for late filing of returns. The Company anticipates the 2020 penalty to be abated using the First Time Penalty Abatement. Anderson Heating and Air Conditioning has an estimated penalty of $41,254 for late filed return. The Company anticipates the 2021 penalty to be abated using the First Time Penalty Abatement. There is no interest calculated for the years ended December 31, 2021 and 2020.

The Company files income tax returns in the U.S. federal jurisdiction, in various states. The Company is still subject to U.S. federal, state and local examinations by tax authorities since inception.

Note 13:   Noncontrolling Interest

On December 22, 2020, the Company acquired 75% of the issued and outstanding units of Acquired Clover, a Virginia limited liability company. The Company received an equity contribution of $281,983 from the 25% noncontrolling unit holder in the period ended December 31, 2020. No equity contributions occurred for Clover in 2021. For the year ended December 31, 2021 the net loss attributable to Clover was $947,065. For the period from September 17, 2020 (inception) through December 31, 2020, the revised net income of $66,240, was attributed to Clover.

Note 14:   Profit-Sharing Plan

The Company has a 401(k) defined contribution profit-sharing plan covering substantially all full-time employees. The Company's contributions to the plan are determined annually by the Board of Directors. The Company contributed approximately $27,606 and $0 in matching funds for the year ended December 31, 2021 and the period ended December 31, 2020, respectively.

Note 15:   Share-Based Incentive Plan

The Company entered into certain equity compensation plans (Plans) for specific Company employees. Under the Plans, the Company may grant stock options, stock appreciation rights, restricted stock, shares and phantom shares with and vesting requirements as outlined in the Plans. During 2021, three individuals became eligible to participate, but no rights were exercised or issued.

Note 16:   Due to / from Stockholders

During 2020, the Company received funds from potential investors totaling $300,779, which was recorded as a current liability as of December 31, 2020. In January and February of 2021, the

Company issued shares of common stock and Series A preferred stock in exchange for the amounts received.

During 2021, the Company issued shares of Common Stock and Series A Preferred Stock prior to receiving the funds totaling $1,280,000, which was recorded as a current asset as of December 31, 2021. Amounts were subsequently received during 2022.

Note 17:   Leases

Capital Leases

Capital leases relate primarily to vehicles leased in 2021, which were recorded at the present value of future minimum lease payments. Capital leases are amortized over the shorter of their estimated useful lives or the lease terms. When determining the lease term, option periods for which failure to renew the lease imposes a significant economic detriment are included. The leases mature in 2026. As of December 31, 2021 and 2020, assets under capital leases were $448,885 and $0, respectively. Amortization expense was $31,130 and $0 for the year ended December 31, 2021 and the period ended December 31, 2020, respectively.

Capital leases consisted of the following as of December 31:

	2021	2020
Anderson capital leases -3.2%	$ 194,003	$ -
Clover capital leases - 3%	180,414	-
Clover capital leases - 7%	43,338	-
	417,755	-
Less current portion	97,147	-
Total long-term portion of capital lease liability	$ 320,608	$ -
Less amount representing interest	6,806	
Present value of future minimum lease payments	$ 327,414	$ -

Future minimum lease payments as of December 31, 2021 were:

2022	$	97,147
2023		97,905
2024		98,670
2025		90,871
2026		33,162
Total	$	417,755

Operating Leases

The Company has operating leases for office space expiring through 2025. Rent expense for the year ended December 31, 2021, and for the period ended December 31, 2020, was approximately $145,003 and $758, respectively, and are included in operating expenses in the consolidated statements of operations.

Future minimum lease payments as of December 31, 2021 were:

2022	$	209,352
2023		211,046
2024		181,413
2025		139,236
Total	$	741,047

The Company has an operating lease for office space with a related party and minority interest holder of Clover. The lease expires December 2025. Rent expense under this lease was $98,512 and $758 for the year ended December 31, 2021, and the period ended December 31, 2020 2020, respectively, and are included in operating expenses in the consolidated statements of operations.

Note 18:   Commitments and Contingencies

Litigation

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated. If the Company determines a loss is both reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements. The Company may be involved in lawsuits and claims arising from the normal course of business. There have been no known events or circumstances through December 31, 2021 that have resulted in any material costs and, therefore, no liabilities have been recorded in the consolidated financial statements.

Due to Related Parties

As part of the Transaction (see Note 4), the Company has recognized the amount due to the seller of $1,242,182 as of December 31, 2020, of which $621,091 was held in escrow and included in restricted cash on the consolidated balance sheet. The entire amount was paid to the seller during 2021.

Due to related parties consisted of the following as of December 31:

	2021	2020
Due to seller of Clover	$ -	$ 1,242,182
Salary catch-up for key employees	540,000	-
Payable to seller of Savvy	251,802	-
Bonus payable to key employee	175,000	-
Payable to consultant with shared board	149,500	-
Payable to stock holder	15,694	-
	$ 1,131,996	$ 1,242,182

Note 19:   Related Parties

On December 17, 2020, Snowball entered into two separate $250,000 loans totaling $500,000 with related parties through common ownership. The loans accrue interest at 1% per annum, with the entire principal balance and accrued interest due when the loans mature on December 16, 2021.

On August 5, 2021 the Company entered into a $1,500,000 convertible loan and a separate $4,000,000 loan at a stated interest rate of 4% per annum, with the seller of Acquired Diamondback. The convertible note will be added to the principal balance of the non-convertible note on August 5, 2023, if not previously converted, and the loan matures on August 5, 2024.

During 2021, the Company purchased Acquired Anderson from a member of the Board of Directors.

During 2021, the Company paid $601,433 in consulting fees to broker and administer business acquisitions to a related party, which shares common board of Director members.

During 2021, the Company paid $185,516 and $118,689 in consulting fees to stockholders to broker and administer business acquisitions.

During 2021, the Company paid $80,000 in consulting fees to a preferred and common stock stockholder   to broker and administer business acquisitions.

Snowball Industries, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Note 20: Change in Estimates

Revisions in estimated contract profits are made in the year in which circumstances requiring the revision become known. The changes in these estimates are primarily due to job delays caused by the impact of COVID-19 and the final negotiation of pending change orders and claims. The effect of changes in the estimate of contract profits was to increase net income by approximately $84,000 for the period ended December 31, 2020, from that which would have been reported had revised estimates been used as the basis of recognition of contract profits as of December 31, 2020.

Subsequent to December 31, 2020, management revised estimated contract profits due to cost overruns (related to delays and inefficiencies experienced on jobs and COVID-19 related costs), and reduction in contract value (related to management's decision to forgo pursuit of certain claims and pending change orders). The effect of the changes in the estimate of contract profits would result in a decrease to net income by approximately $75,000 for the period ended December 31, 2020.

Note 21: Correction of Prior Year Revenue

In the Company's previously issued 2020 financial statements, certain contract revenue was not recognized despite the Company having satisfied its revenue recognition criteria. The following line items on the 2020 consolidated balance sheet and consolidated statements of operations, stockholders' (deficit) equity and cash flows were affected by the correction:

	As Previously Reported		Adjustments		As Revised	
Consolidated Balance Sheet, December 31, 2020						
Current Assets						
Costs and estimated earnings in excess of billings	$	2,803	$	138,982	$	141,785
Stockholders' Equity						
Accumulated deficit	$	(488,468)	$	104,236	$	(384,232)
Noncontrolling interest	$	294,319	$	34,746	$	329,065
Consolidated Statement of Operations						
Contract and service revenue	$	515,267	$	138,982	$	654,249
Consolidated net loss	$	(476,132)	$	138,982	$	(337,150)
Less: Noncontrolling interest in net income (loss)						
of consolidated subsidiary	$	12,336	$	34,746	$	47,082
Consolidated Statement of Stockholders Equity						
Stockholders' Equity	$	357,480	$	104,236	$	461,716
Noncontrolling Interest in Equity of Subsidiary	$	294,319	$	34,746	$	329,065
Consolidated Statement of Cash Flows						
Net loss	$	(476,132)	$	138,982	$	(337,150)
Costs and estimated earnings in excess of billings	$	(841)	$	(138,982)	$	(139,823)

Note 22:   Subsequent Events

Subsequent events have been evaluated through February 7, 2023, which is the date the consolidated financial statements were available to be issued.

During 2022, the Company participated in two capital calls for Clover for which the Company contributed funds of $1,000,000. Capital calls was not matched by the noncontrolling interest, which increased the Company's ownership in Clover.

EXHIBIT B

Subscription Agreement

SNOWBALL INDUSTRIES INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
SNOWBALL INDUSTRIES INC.
4100 W. Flamingo Rd. #1455
Las Vegas, NV 89103

Ladies and Gentlemen:

1. <u>Background</u>. The undersigned understands that Snowball Industries Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated February 8, 2023, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 16,666,667 shares of its common stock, par value $0.0001 per share (each a "**Share**" and, collectively, the "**Shares**" or the "**Securities**") at a price of $0.30 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $20,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $5,000,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/. (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of the aggregate amount raised in the Offering and will issue to the Portal Shares in a number of shares that is equal to 7% of the total Shares sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at http://www.equifund.com/.

2. <u>Subscription</u>. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3.   Closing.

(a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and shall be accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own

3

circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)　　The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)　　The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)　　The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)　　If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.　　HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. <u>Company Representations</u>. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a) <u>Corporate Power</u>. The Company has been duly incorporated as a corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) <u>Enforceability</u>. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) <u>Valid Issuance</u>. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) <u>No Conflict</u>. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. <u>Indemnification</u>. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. <u>Market Standoff</u>. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. For consideration received and acknowledged, the undersigned, in its capacity as a securityholder of the Company, hereby appoints the Company's Chief Executive Officer, to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take

5

all other actions necessary in connection with the Company's issuance of its common stock pursuant to any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company. Such appointment is irrevocable and coupled with an interest and shall be for the limited purposes set forth above.

10.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11.   Irrevocable Proxy to Vote Stock. The undersigned, and any successors or assigns, hereby irrevocably (to the fullest extent permitted by applicable law) appoints the Company's board of directors (such person, the "**Proxy**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the shares of Common Stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Proxy Shares**") in accordance with the terms of this Section 11 (the "**Irrevocable Proxy**"). Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) by the undersigned with respect to the Proxy Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Proxy Shares are outstanding. This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy and is granted pursuant to this Subscription Agreement. The attorney and proxy named above is hereby authorized and empowered by the undersigned, at any time, to act as the undersigned's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of the undersigned with respect to the Proxy Shares, at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company.

12.   Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

14.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

15.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal

place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

25.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY:

SNOWBALL INDUSTRIES INC.

By:_____

Name:_____Amir Haboosheh_____

Title:_____Chief Executive Officer_____

SUBSCRIBER:

_____

By:_____

Name:_____

Title:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited